FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                               ISSUERS PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           SCOTTSDALE SCIENTIFIC, INC.
                           ---------------------------
             (Exact name of registrant as specified in its charter)



FLORIDA                                               13-3940486
-------                                               ----------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

30806 Santana Street, Hayward, CA                     94544
---------------------------------                     -----
(Address of principal executive offices)              (Zip Code)


Registrant's telephone number, including area code: (800) 545-9960
                                                    --------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                  Name of each exchange on
to be so registered                                  which each class is to
                                                     be registered

Common Stock, Par Value $0.001                       None
Preferred Stock, Par Value $0.25                     None

                                TABLE OF CONTENTS
                                                                            Page
COVER PAGE   ................................................................  1

TABLE OF CONTENTS   .........................................................  2

PART I         ..............................................................  3

         DESCRIPTION OF BUSINESS  ...........................................  3

         DESCRIPTION OF PROPERTY  ........................................... 13

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    ......... 14

         REMUNERATION OF DIRECTORS AND OFFICERS  ............................ 16

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
              SECURITYHOLDERS ............................................... 16

         INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
              TRANSACTIONS  ................................................. 17

         SECURITIES BEING OFFERED ........................................... 17

PART II   ................................................................... 18

         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  .................. 18

         LEGAL PROCEEDINGS   ................................................ 19

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS     .................. 19

         RECENT SALES OF UNREGISTERED SECURITIES ............................ 19

         INDEMNIFICATION OF DIRECTORS AND OFFICERS    ....................... 20

PART F/S  ................................................................... 20

         FINANCIAL STATEMENTS     ........................................... 20

PART III  ................................................................... 20

         INDEX TO EXHIBITS   ................................................ 20

SIGNATURES     .............................................................. 21

                                     PART I

         The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business
-------  -----------------------

         Scottsdale Scientific, Inc. ("Scottsdale Scientific", "the Company") was incorporated under the laws of the State of Florida on April 8, 1997 with an authorized capital of 100,000,000 shares of common stock par value $0.001 per share. As of March 31, 1999, the Company had issued 15,017,855 shares of its stock. The Company currently trades on the NASDAQ OTC Bulletin Board under the symbol STDS.

     Scottsdale Scientific is a corporation involved in the wholesale distribution of nutritional health supplements. These health supplements are distributed to physicians, nutritionists, storefront businesses and direct to consumers. In 1995, the Dietary Supplement Health Education act was passed, providing nutritional supplement companies the ability to develop and market a wider number of nutrients that have proven their effectiveness in non-western cultures. As a result of this legislation, and an ever-increasing awareness amongst consumers, sales of health-related products grew by fifteen percent (15%) last year alone.

         The Company's initial business strategy was to establish itself as a national and global vendor of nutritional supplements to professionals (physicians, nutritionists and chiropractors), wholesale (sales to storefront businesses, including health food stores and drugstores), and direct-to-consumers (direct mail, 800 numbers and the Internet). The Company's initial product line includes vitamin C products, multiple vitamins and minerals, essential fatty acids, superfood concentrates, live cell therapy and targeted supplements for immunological and autoimmune disorders.

         On May 1, 1997, the Company commenced an offering of 400,000 shares of its common stock pursuant to Regulation D, Rule 504 at a price of $0.25 per share for a total offering of $100,000. This offering was completed on July 10, 1997 with all shares sold. The proceeds from the offering were used for working capital and to explore business opportunities in the health-related products business.

         On May 1, 1997, Harmel S .Rayat, Narinder Thouli and Wes Janzen were elected to the board of directors by resolution of the board. On this same date, the previous board members, Dave Gamache and Ken Finkelstein, resigned from the board of directors.

         On October 28, 1997, the Company began an offering in reliance upon Regulation D, Rule 504. This offering was for 4,300,000 shares of the Company's common stock at a price of $0.10 per share for a total offering of $430,000. The offering was completed on December 9, 1997 with all shares sold. The proceeds from the offering were used for working capital, public relations and research and development of the European market.

         The board of directors approved the acquisition of NutriCology, Inc., a California corporation, on December 8, 1997. Under the terms of this transaction, the Company received all of the issued and outstanding shares of NutriCology, Inc. in exchange for 6,800,000 shares of the Company's common stock to be issued to Stephen Levine as sole shareholder of NutriCology, Inc. Additionally, 61,500 shares of the Company's common stock were paid as a fee to Lorraine Peller for the facilitation of the introduction between NutriCology and the Company. This acquisition was approved by the shareholders of the Company on December 8, 1997 and was completed on February 3, 1998.

         On December 11, 1997, Stephen Levine, Susan Levine, Marianne Sum and Arnold Takemoto were elected as directors of the board at a meeting of the board of directors. Narinder Thouli and Wes Janzen resigned from the board at this time. Upon the election of the new directors, new officers of the corporation were elected. Stephen Levine was named Chairman and Chief Executive Officer, Susan Levine was elected Secretary and Treasurer and Marianne Sum replaced Harmel Rayat as President and Chief Operating Officer. At this same meeting, the board resolved to hold its 1998 Annual Meeting on April 15, 1998 at the Company's offices in order to elect directors for the ensuing year, authorize the amendment of the Articles of Incorporation in order to create a class of preferred stock consisting of 1,000,000 shares with a par value of $0.25 per share, authorize a 1997 Stock Option Plan for 1,000,000 shares and ratify the appointment of Blume Law Firm, P.C. as Counsel to the Company and of Clancy & Company, P.L.L.C., as independent public accountants for the firm.

         In March 1998, the Company formed an alliance with Protein Research, a contract manufacturer supplying nutritional supplements globally. Protein
Research manages the new automated packaging line installed in Hayward, California and will also act as a back-up warehouse.

         Scottsdale Scientific also signed distribution agreements with Aplacom, Assessoria, Plancjamento e Comercia Ltda of Sao Paolo, Brazil, and with Nutri-Link Ltd. in the United Kingdom in September 1998. Aplacom has a long history of working with the health and sanitary governmental authorities of Brazil, which provides them with a privileged position from which to address the Mercosul countries of Brazil, Argentina, Chile and Uruguay, and has 7,000 distributors in 50 cities throughout South America. Nutri-Link is a scientifically-researched nutritional supplement and functional medical laboratory testing company. Nutri-Link is also involved in DNA testing and protocols implementing the use of Scottsdale Scientific products, which is generating media exposure in Britain.

         On April 1, 1998, Harmel Rayat resigned from the board of directors for personal reasons. Mr. Rayat did not have any disagreements with the Company. At this time, the annual meeting date was postponed to June 19, 1998 due to delays in preparing the Company's consolidated financial statements. At this same meeting, the Company approved a 504 Placement Offering of 96,000 shares at $1.625 per share with a warrant exercisable at $1.75 per share until April 15, 2000. The proceeds from this offering were to be used for further develop the Company's awareness to investors. The placement was completed on April 30, 1998 with all shares sold.

         A meeting of the Board of Directors was held on July 1, 1998 to discuss the need for additional capital. A 504 offering was approved authorizing the sale of 46,855 shares of common stock of the Company at $3.18 per share. The proceeds from this offering were used as additional capital to develop the business of the Company's subsidiary, NutriCology, Inc. and was completed on April 30, 1998 with all shares sold.

         The Company's annual meeting of shareholders was held on July 10, 1998. Of the 14,596,000 shares outstanding, 9,803,050 voted in person or via proxy. The shareholders ratified the appointment of the officers and directors of the Company for the coming year, approved the establishment of a class of Preferred Stock consisting of 1,000,000 shares with a par value of $0.25 per share, adopted the 1998 Stock Option Plan and the reservation of 1,000,000 shares of common stock for issuance under that plan at a price of $2.00 per share, and the appointment of the Company's corporate counsel and independent auditor for the coming year.

         The Board of Directors held a meeting on July 24, 1998. At this meeting, the Board agreed to purchase the rights and trademark to "ProGreens" for $175,000, to be completed on July 31, 1998 in exchange for 50,000 shares of the Company's common stock in lieu of cash. The Board also agreed to offer 20,000 shares of the Company's common stock via a 504 Placement Memorandum at $2.50 per share with a warrant exercisable at $2.00 per share until July 31, 2000. The proceeds from this offering, which was completed on July 31, 1998 with all shares sold, were used to enhance the investor relations awareness of the Company.

         On September 11, 1998, the Company's Board of Directors met and approved a 504 offering of 50,000 shares of common stock at $2.00 per share in order to develop the Company's awareness to investors. This offering was completed on September 30, 1998 with all shares sold. The Board also approved the cancellation of the acquisition of the rights to "ProGreens" and the cancellation of 50,000 shares paid to Jim Cassidy for these rights.

         The Board of Directors met on October 9, 1998. At this meeting, the directors approved a 504 offering of 15,000 shares of the Company's common stock at $1.00 per share and an additional 75,000 shares of common stock at $1.00 per share with a warrant exercisable at $1.00 per share until October 13, 2000. These funds will be used to meet the expenses of increasing investor relations awareness for the next three months. The offering was completed on October 30, 1998 with all shares sold.

         A meeting of the Board of Directors was held at the Company's offices on January 26, 1999. At this meeting, Arnold Takemoto and Susan Levine resigned from the Board of Directors. Both Mr. Takemoto and Mrs. Levine resigned for personal reasons and did not have any disagreements with the Company. Mrs. Levine remains an employee of the Company. Both resigning directors relinquished their interest in the 100,000 options awarded to directors, but Mrs. Levine was granted 150,000 options from the 1998 Employee Stock Option plan at $2.00 per share, fully vested immediately. Dr. Ricki Pollycove was appointed to the Board at this time and was granted 100,000 share options at $4.00 each as a director. Additionally, Stephen Levine relinquished his position as

Chief Executive Officer of the Company and the Board voted that Marianne Sum would assume the role of Chief Executive Officer. Mr. Levine remains the Chairman of the Company's Board of Directors and the Director of Research.

         In conjunction with Mr. Levine and Ms. Sum's new roles in the Company, a Management Agreement was executed by both of them on January 29, 1999 effective for two years commencing February 1, 1999. Under the terms of this Agreement, Ms. Sum is appointed as President of the Company and manages the Company under the direction of the Board of Directors and Mr. Levine is appointed as the Director of Research and is responsible for product development subject to the supervision of Ms. Sum.

         On February 9, 1999, a Voting Trust Agreement was signed between Stephen A. Levine as Beneficiary and Marianne Sum as Trustee, whereby Mr. Levine transferred his voting rights in the 9.8 million shares of the Company's common stock held by him to Ms. Sum. This Agreement is effective as of February 1, 1999 and ending January 31, 2000, with an option to extend the Agreement to January 31, 2001 if both parties agree. The Trustee's powers include the right to vote the stock, the right to participate in, consent to or ratify any corporate or Stockholders' action, the right to receive all dividends and distributions in cash, kind or any other property and the right to become financially interested in any matter or transaction to which the Company or its subsidiaries and affiliates may be a party. All dividends and other stock distributions will be distributed by the Trustee to the Beneficiary. The Trustee may not sell stock so that Mr. Levine's interest in the Company is less than 51%.

         On March 29, 1999 the Company issued 180,000 shares of its common stock at $1.667 each as payment of a debt of $300,000.

         The issuance of 100,000 options for the Company's Common Stock to each member of the Board of Directors at a price of $2.00 per share in exchange for services rendered was approved by the Board on March 25, 1999. These options became exercisable immediately and expire on December 31, 2003.

NutriCology, Inc.
-----------------

         NutriCology, Inc. was incorporated in the state of California on March 13, 1980. On January 19, 1982, NutriCology amended its Articles to increase the authorized number of directors from two to three. NutriCology has a line of over 350 products under the product line NutriCology/Allergy Research Group and has set the standard for hypoallergenic nutritional supplements since 1980. NutriCology was the first company in the United States to introduce numerous specialty products, including melatonin, a neurohormone, germenium sesquioxide, AntiOx, a broad spectrum antioxidant and Buffered Vitamin C, used as a nutritional supplement for its value associated with medical treatment for opiate and stimulate abusers.

         NutriCology's products are designed with the allergenic individual in mind and are of the purest and highest quality obtainable. They are generally made without yeast, corn, wheat, soy, dairy products, flavorings, color, salt, sugar, starch, common preservatives, binders and excipients. NutriCology considers itself to be a leader in the field of nutritional biochemistry and its formulations to represent some of the most sophisticated concepts in nutritional science. NutriCology's product line includes OcuDyne(TM), For Women Only Calcium, ParaMicrocidin(TM), Esterol(TM), Laktoferrin, ProGreen(R) and Cytolog(TM), as well as its Basic Program products (Buffered Vitamin C, Multi-Vi-Min(TM), Flax Seed Oil and Free Aminos(TM)).

         On  January  6,  1998,   prior  to  its  acquisition  by  the  Company,
NutriCology finalized an exclusive one-year contract with The Right Solution ("TRS"), a multi-level distributorship with over 35,000 distributors worldwide. TRS's revenues for 1998 were estimated at approximately $2 million. This contract has since expired and will not be renewed.

Regulatory Consideration
------------------------

         There are currently no FDA or other regulations governing the sale of nutritional supplements and other products of the type sold by the Company.

Competition
-----------

         Strong interest in nutritional supplements has resulted in a large number of competitors in the marketplace. The market has many growth companies with strong marketing and sales abilities, quality products and sound management. According to the trade magazine Whole Foods, health food store sales throughout the nation grew in revenues from $9 billion to $17 billion last year. Nutritional supplements represent at least 25% of those revenues. A few of the competitors of the Company are listed below:

Metagenics, Inc.  This company markets primarily to the chiropractic market.

Twin Labs. Twin Labs has $170 million in 1996 sales and is very successful in General Nutrition Centers and other health food stores. This company has low operating profits due to the low margin health food store market.

Nature's Way. This is a strong private label company that is well-managed.

KAL.  This entity markets a full line of herbal and vitamin supplements.

Solgar. Solgar markets high quality products, is well-managed and has made strong in-roads into the international marketplace.

The  companies  listed  above,  and many  other  corporations  in the health and
nutritional   supplement  business,  are  better  funded  and  possess  superior managerial, marketing and technical talent. The

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Company  plans to  compete  primarily  on the  basis  of  superior  service  and differentiate itself by marketing only quality products. Management is of the opinion that a public listing on the OTC Bulletin Board will allow the Company to raise additional investment capital and to attract and retain quality personnel by being able to offer such incentives as stock options and the ability to invest in the Company itself (through open market purchases or private placements). The Company also feels that the acquisition of NutriCology, Inc., a well-managed, highly respected and very successful company in the physician market, will also be of help competitively.

Plan of Operations
------------------

Pro Forma for 1999

                                                     January         February        March          April
Operating Income
         Sales                                       1,200,000.00    1,200,000.00    1,200,000.00   1,200,000.00
         Returns and Allowances                      (45,000.00)     (45,000.00)     (45,000.00)    (45,000.00)
         Discounts Allowed-Trade                     (40,000.00)     (40,000.00)     (40,000.00)    (40,000.00)
         Freight & Service Charges Income            35,000.00       35,000.00       35,000.00      35,000.00
                  Gross Operating Income             1,150,000.00    1,150,000.00    1,150,000.00   1,150,000.00
Cost of Goods Sold                                   612,375.00      612,375.00      612,375.00     612,375.00
Gross Profit                                         537,625.00      612,375.00      612,375.00     612,375.00

Operating Expenses
         Officer Salaries                            35,000.00       35,000.00       35,000.00      35,000.00
         Office Salaries                             125,000.00      125,000.00      125,000.00     125,000.00
         Payroll Taxes-- Employer FICA               12,240.00       20,000.00       20,000.00      20,000.00
         Payroll Taxes-- FUTA                        1,280.00        1,500.00        1,500.00       1,500.00
         Payroll Taxes-- SUI                         5,600.00        7,000.00        7,000.00       7,000.00
         Workman Compensation Insurance              2,807.68        2,807.68        2,807.68       2,807.68
         Profit-Sharing/Bonuses                      6,075.00        6,075.00        6,075.00       6,075.00
                  Total Salary-Related Expenses      188,002.68      197,382.68      197,382.68     197,382.68
         Advertising-- General                       4,000.00        4,000.00        4,000.00       4,000.00
         Advertising-- Distributor                   2,500.00        2,500.00        2,500.00       2,500.00
         Public Relations                            1,250.00        1,250.00        1,250.00       1,250.00
         Legal Fees                                  2,500.00        2,500.00        2,500.00       2,500.00
         Accounting Fees                             4,000.00        4,000.00        4,000.00       4,000.00
         Professional Services-- Technical           7,500.00        7,500.00        7,500.00       7,500.00
         Automotive Expenses                         4,000.00        4,000.00        4,000.00       4,000.00
         Bad Debts                                   2,500.00        2,500.00        2,500.00       2,500.00
         Bankcard Merchant Charges                   7,500.00        7,500.00        7,500.00       7,500.00
         Janitorial/Cleaning Supplies                1,500.00        1,500.00        1,500.00       1,500.00
         Commissions-- Sales Brokers                 1,500.00        1,500.00        1,500.00       1,500.00
         Commissions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Contributions                               2,000.00        2,000.00        2,000.00       2,000.00
         Collections Expense                         500.00          500.00          500.00         500.00
         Directors Fees                              2,500.00        2,500.00        2,500.00       2,500.00
         Dues & Subscriptions                        1,500.00        1,500.00        1,500.00       1,500.00
         Depreciation                                6,500.00        6,500.00        6,500.00       6,500.00
         Amortization/Leasehold Improvement          10,000.00       0.00            0.00           0.00
         Employee Functions/Benefits                 2,500.00        2,500.00        2,500.00       2,500.00
         Travel & Entertainment                      15,000.00       15,000.00       15,000.00      15,000.00
         Equipment Rental and Lease                  10,000.00       10,000.00       10,000.00      10,000.00
         Lease-- Building                            31,060.00       31,060.00       31,060.00      31,060.00
         Temporary Help-- Outside                    1,000.00        1,000.00        1,000.00       1,000.00
         Telephone                                   10,000.00       10,000.00       10,000.00      10,000.00
         Telephone Maintenance                       500.00          500.00          500.00         500.00
         Training                                    5,000.00        5,000.00        5,000.00       5,000.00


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
                                                     January         February        March          April
         Utility                                     4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- General/Product Liability       4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- Group Medical                   12,500.00       12,500.00       12,500.00      12,500.00
         Insurance-- Life                            2,500.00        2,500.00        2,500.00       2,500.00
         Licenses                                    1,500.00        1,500.00        1,500.00       1,500.00
         Repair & Maintenance-- Building             500.00          500.00          500.00         500.00
         Repair & Maintenance-- Equipment            2,000.00        2,000.00        2,000.00       2,000.00
         Office Supplies                             4,500.00        4,500.00        4,500.00       4,500.00
         Outside Services                            4,000.00        4,000.00        4,000.00       4,000.00
         Payroll Service                             300.00          300.00          300.00         300.00
         Outside Service-- Laboratory                2,500.00        2,500.00        2,500.00       2,500.00
         Promotions                                  5,000.00        5,000.00        5,000.00       5,000.00
         Printing                                    7,500.00        7,500.00        7,500.00       7,500.00
         Conventions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Product Catalogs                            15,000.00       15,000.00       15,000.00      15,000.00
         Warehouse Supplies                          3,500.00        3,500.00        3,500.00       3,500.00
         Freight                                     35,000.00       35,000.00       35,000.00      35,000.00
         Postage                                     7,500.00        7,500.00        7,500.00       7,500.00
                  Total Operating Expenses           456,612.68      455.992.68      455,992.68     455,992.68
                  Income (Loss) From Operations      81,012.32       81,632.32       81,632.32      81,632.32

Other Income & Expenses
         Miscellaneous Income                        0.00            0.00            0.00           0.00
         Interest Income                             208.33          312.50          416.67         520.83
         Interest Expense                            (2,062.50)      (1,375.00)      (687.50)       0.00
         Research & Development                      (35,000.00)     (35,000.00)     (35,000.00)    (35,000.00)
                  Total Other Income/Expenses        (36,854.17)     (36,062.50)     (35,270.83)    (34,479.17)

                  Income Before Taxes                44,158.15       45,569.82       46,361.49      47,153.15

                  Income Taxes (38%)                 (16,780.10)     (17,316.53)     (17,617.36)    (17,918.20)

                  Net Income                         27,378.06       28,253.29       28,744.12      29,234.96

                                                     May             June            July           August
Operating Income
         Sales                                       1,300,000.00    1,300,000.00    1,300,000.00   1,300,000.00
         Returns and Allowances                      (48,000.00)     (48,000.00)     (48,000.00)    (48,000.00)
         Discounts Allowed-Trade                     (42,000.00)     (42,000.00)     (42,000.00)    (42,000.00)
         Freight & Service Charges Income            36,000.00       36,000.00       36,000.00      36,000.00
                  Gross Operating Income             1,246,000.00    1,246,000.00    1,246,000.00   1,246,000.00
Cost of Goods Sold                                   663,495.00      663,495.00      663,495.00     663,495.00
Gross Profit                                         582,505.00      582,505.00      582,505.00     582,505.00

Operating Expenses
         Officer Salaries                            35,000.00       35,000.00       40,000.00      40,000.00
         Office Salaries                             125,000.00      125,000.00      125,000.00     125,000.00
         Payroll Taxes-- Employer FICA               12,240.00       20,000.00       20,000.00      20,000.00
         Payroll Taxes-- FUTA                        1,280.00        1,500.00        1,500.00       1,500.00

                                                     May             June            July           August
         Payroll Taxes-- SUI                         5,600.00        7,000.00        7,000.00       7,000.00
         Workman Compensation Insurance              2,807.68        2,807.68        2,895.42       2,895.42
         Profit-Sharing/Bonuses                      6,075.00        6,075.00        6,075.00       6,075.00
                  Total Salary-Related Expenses      188,002.68      197,382.68      202,470.42     202,470.42
         Advertising-- General                       4,000.00        4,000.00        4,000.00       4,000.00
         Advertising-- Distributor                   2,500.00        2,500.00        2,500.00       2,500.00
         Public Relations                            1,250.00        1,250.00        1,250.00       1,250.00
         Legal Fees                                  2,500.00        2,500.00        2,500.00       2,500.00
         Accounting Fees                             4,000.00        4,000.00        4,000.00       4,000.00
         Professional Services-- Technical           7,500.00        7,500.00        7,500.00       7,500.00
         Automotive Expenses                         4,000.00        4,000.00        4,000.00       4,000.00
         Bad Debts                                   2,500.00        2,500.00        2,500.00       2,500.00
         Bankcard Merchant Charges                   7,500.00        7,500.00        7,500.00       7,500.00
         Janitorial/Cleaning Supplies                1,500.00        1,500.00        1,500.00       1,500.00
         Commissions-- Sales Brokers                 1,500.00        1,500.00        1,500.00       1,500.00
         Commissions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Contributions                               2,000.00        2,000.00        2,000.00       2,000.00
         Collections Expense                         500.00          500.00          500.00         500.00
         Directors Fees                              2,500.00        2,500.00        2,500.00       2,500.00
         Dues & Subscriptions                        1,500.00        1,500.00        1,500.00       1,500.00
         Depreciation                                6,500.00        6,500.00        6,500.00       6,500.00
         Amortization/Leasehold Improvement          10,000.00       0.00            0.00           0.00
         Employee Functions/Benefits                 2,500.00        10,000.00       2,500.00       2,500.00
         Travel & Entertainment                      15,000.00       15,000.00       15,000.00      15,000.00
         Equipment Rental and Lease                  10,000.00       10,000.00       10,000.00      10,000.00
         Lease-- Building                            31,060.00       31,060.00       31,060.00      31,060.00
         Temporary Help-- Outside                    1,000.00        1,000.00        1,000.00       1,000.00
         Telephone                                   10,000.00       10,000.00       10,000.00      10,000.00
         Telephone Maintenance                       500.00          500.00          500.00         500.00
         Training                                    5,000.00        5,000.00        5,000.00       5,000.00
         Utility                                     4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- General/Product Liability       4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- Group Medical                   12,500.00       12,500.00       12,500.00      12,500.00
         Insurance-- Life                            2,500.00        2,500.00        2,500.00       2,500.00
         Licenses                                    1,500.00        1,500.00        1,500.00       1,500.00
         Repair & Maintenance-- Building                  500.00     500.00          500.00         500.00
         Repair & Maintenance-- Equipment            2,000.00        2,000.00        2,000.00       2,000.00
         Office Supplies                             4,500.00        4,500.00        4,500.00       4,500.00
         Outside Services                            4,000.00        4,000.00        4,000.00       4,000.00
         Payroll Service                             300.00          300.00          300.00         300.00
         Outside Service-- Laboratory                2,500.00        2,500.00        2,500.00       2,500.00
         Promotions                                  5,000.00        5,000.00        5,000.00       5,000.00
         Printing                                    7,500.00        7,500.00        7,500.00       7,500.00
         Conventions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Product Catalogs                            15,000.00       15,000.00       15,000.00      15,000.00
         Warehouse Supplies                          3,500.00        3,500.00        3,500.00       3,500.00
         Freight                                     35,000.00       35,000.00       35,000.00      35,000.00
         Postage                                     7,500.00        7,500.00        7,500.00       7,500.00
                  Total Operating Expenses           465,992.68      463.492.68      461,080.42     461,080.42
                  Income (Loss) From Operations      116,512.32      119,012.32      121,424.58     121,424.58


                                                     May             June            July           August
Other Income & Expenses
         Miscellaneous Income                        0.00            0.00            0.00           0.00
         Interest Income                             625.00          729.17          833.33         833.33
         Interest Expense                            0.00            0.00            0.00           0.00
         Research & Development                      (35,000.00)     (35,000.00)     (35,000.00)    (35,000.00)
                  Total Other Income/Expenses        (34,375.00)     (34,270.83)     (34,166.67)    (34,166.67)

                  Income Before Taxes                82,137.32       84,741.49       87,257.91      87,257.91

                  Income Taxes (38%)                 (31,212.18)     (32,201.76)     (33,158.01)    (33,158.01)

                  Net Income                         50.925.14       52,539.72       54,099.91      54,099.91

                                                     September       October         November       December
Operating Income
         Sales                                       1,400,000.00    1,400,000.00    1,400,000.00   1,400,000.00
         Returns and Allowances                      (50,000.00)     (50,000.00)     (50,000.00)    (50,000.00)
         Discounts Allowed-Trade                     (44,000.00)     (44,000.00)     (44,000.00)    (44,000.00)
         Freight & Service Charges Income            37,500.00       37,500.00       37,500.00      37,500.00
                  Gross Operating Income             1,343,500.00    1,343,500.00    1,343,500.00   1,343,500.00
Cost of Goods Sold                                   715,413.75      715,413.75      715,413.75     715,413.75
Gross Profit                                         628,086.25      628,086.25      628,086.25     628,086.25

Operating Expenses
         Officer Salaries                            40,000.00       40,000.00       40,000.00      40,000.00
         Office Salaries                             125,000.00      150,000.00      150,000.00     150,000.00
         Payroll Taxes-- Employer FICA               12,240.00       20,000.00       20,000.00      20,000.00
         Payroll Taxes-- FUTA                        1,280.00        1,500.00        1,500.00       1,500.00
         Payroll Taxes-- SUI                         5,600.00        7,000.00        7,000.00       7,000.00
         Workman Compensation Insurance              2,895.42        3,334.12        3,334.12       3,334.12
         Profit-Sharing/Bonuses                      6,075.00        6,075.00        6,075.00       6,075.00
                  Total Salary-Related Expenses      202,470.42      227,909.12      227,909.12     227,909.12
         Advertising-- General                       4,000.00        4,000.00        4,000.00       4,000.00
         Advertising-- Distributor                   2,500.00        2,500.00        2,500.00       2,500.00
         Public Relations                            1,250.00        1,250.00        1,250.00       1,250.00
         Legal Fees                                  2,500.00        2,500.00        2,500.00       2,500.00
         Accounting Fees                             4,000.00        4,000.00        4,000.00       4,000.00
         Professional Services-- Technical           7,500.00        7,500.00        7,500.00       7,500.00
         Automotive Expenses                         4,000.00        4,000.00        4,000.00       4,000.00
         Bad Debts                                   2,500.00        2,500.00        2,500.00       2,500.00
         Bankcard Merchant Charges                   7,500.00        7,500.00        7,500.00       7,500.00
         Janitorial/Cleaning Supplies                1,500.00        1,500.00        1,500.00       1,500.00
         Commissions-- Sales Brokers                 1,500.00        1,500.00        1,500.00       1,500.00
         Commissions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Contributions                               2,000.00        2,000.00        2,000.00       2,000.00
         Collections Expense                         500.00          500.00          500.00         500.00
         Directors Fees                              2,500.00        2,500.00        2,500.00       2,500.00
         Dues & Subscriptions                        1,500.00        1,500.00        1,500.00       1,500.00
         Depreciation                                6,500.00        6,500.00        6,500.00       6,500.00
         Amortization/Leasehold Improvement          10,000.00       0.00            0.00           0.00

                                                     September       October         November       December
         Employee Functions/Benefits                 2,500.00        10,000.00       2,500.00       5,000.00
         Travel & Entertainment                      15,000.00       15,000.00       15,000.00      15,000.00
         Equipment Rental and Lease                  10,000.00       10,000.00       10,000.00      10,000.00
         Lease-- Building                            31,060.00       31,060.00       31,060.00      31,060.00
         Temporary Help-- Outside                    1,000.00        1,000.00        1,000.00       1,000.00
         Telephone                                   10,000.00       10,000.00       10,000.00      10,000.00
         Telephone Maintenance                       500.00          500.00          500.00         500.00
         Training                                    5,000.00        5,000.00        5,000.00       5,000.00
         Utility                                     4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- General/Product Liability       4,000.00        4,000.00        4,000.00       4,000.00
         Insurance-- Group Medical                   12,500.00       12,500.00       12,500.00      12,500.00
         Insurance-- Life                            2,500.00        2,500.00        2,500.00       2,500.00
         Licenses                                    1,500.00        1,500.00        1,500.00       1,500.00
         Repair & Maintenance-- Building                  500.00     500.00          500.00         500.00
         Repair & Maintenance-- Equipment            2,000.00        2,000.00        2,000.00       2,000.00
         Office Supplies                             4,500.00        4,500.00        4,500.00       4,500.00
         Outside Services                            4,000.00        4,000.00        4,000.00       4,000.00
         Payroll Service                             300.00          300.00          300.00         300.00
         Outside Service-- Laboratory                2,500.00        2,500.00        2,500.00       2,500.00
         Promotions                                  5,000.00        5,000.00        5,000.00       5,000.00
         Printing                                    7,500.00        7,500.00        7,500.00       7,500.00
         Conventions                                 10,000.00       10,000.00       10,000.00      10,000.00
         Product Catalogs                            15,000.00       15,000.00       15,000.00      15,000.00
         Warehouse Supplies                          3,500.00        3,500.00        3,500.00       3,500.00
         Freight                                     35,000.00       35,000.00       35,000.00      35,000.00
         Postage                                     7,500.00        7,500.00        7,500.00       7,500.00
                  Total Operating Expenses           471,080.42      486,519.12      486,519.12     489,019.12
                  Income (Loss) From Operations      157,005.83      141,567.13      141,567.13     139,067.13

Other Income & Expenses
         Miscellaneous Income                        0.00            0.00            0.00           0.00
         Interest Income                             833.33          833.33          833.33         833.33
         Interest Expense                            0.00            0.00            0.00           0.00
         Research & Development                      (35,000.00)     (35,000.00)     (35,000.00)    (35,000.00)
                  Total Other Income/Expenses        (34,166.67)     (34,166.67)     (34,166.67)    (34,166.67)

                  Income Before Taxes                122,839.16      107,400.46      107,400.46     104,900.46

                  Income Taxes (38%)                 (46,678.88)     (40,812.18)     (40,812.18)    (39,862.18)

                  Net Income                         76,160.28       66,558.29       66,588.29      65,038.29

                                                     Total Year                 % of Sales
Operating Income
         Sales                                       15,600,000.00              104.29%
         Returns and Allowances                      (572,000.00)               (3.82%)
         Discounts Allowed-Trade                     (504,000.00)               (3.37%)
         Freight & Service Charges Income            434,000.00                 2.90%
                  Gross Operating Income             14,958,000.00              100%
Cost of Goods Sold                                   7,965,135.00               53.25%
Gross Profit                                         6,992,865.00               46.75%

Operating Expenses
         Officer Salaries                            450,000.00
         Office Salaries                             1,575,000.00
         Payroll Taxes-- Employer FICA               232,240.00
         Payroll Taxes-- FUTA                        17,780.00
         Payroll Taxes-- SUI                         82,600.00
         Workman Compensation Insurance              35,534.70
         Profit-Sharing/Bonuses                      72,900.00
                  Total Salary-Related Expenses      2,466,054.70               16.49%
         Advertising-- General                       48,000.00                  0.32%
         Advertising-- Distributor                   30,000.00                  0.20%
         Public Relations                            15,000.00                  0.10%
         Legal Fees                                  30,000.00                  0.20%
         Accounting Fees                             48,000.00                  0.32%
         Professional Services-- Technical           90,000.00                  0.60%
         Automotive Expenses                         48,000.00                  0.32%
         Bad Debts                                   30,000.00                  0.20%
         Bankcard Merchant Charges                   90,000.00                  0.60%
         Janitorial/Cleaning Supplies                18,000.00                  0.12%
         Commissions-- Sales Brokers                 18,000.00                  0.12%
         Commissions                                 120,000.00                 0.80%
         Contributions                               24,000.00                  0.16%
         Collections Expense                         6,000.00                   0.04%
         Directors Fees                              30,000.00                  0.20%
         Dues & Subscriptions                        18,000.00                  0.12%
         Depreciation                                78,000.00                  0.52%
         Amortization/Leasehold Improvement          30,000.00                  0.20%
         Employee Functions/Benefits                 40,000.00                  0.27%
         Travel & Entertainment                      180,000.00                 1.20%
         Equipment Rental and Lease                  120,000.00                 0.80%
         Lease-- Building                            372,720.00                 2.49%
         Temporary Help-- Outside                    12,000.00                  0.08%
         Telephone                                   120,000.00                 0.80%
         Telephone Maintenance                       6,000.00                   0.04%
         Training                                    60,000.00                  0.40%
         Utility                                     48,000.00                  0.32%
         Insurance-- General/Product Liability       48,000.00                  0.32%
         Insurance-- Group Medical                   150,000.00                 1.00%
         Insurance-- Life                            30,000.00                  0.20%
         Licenses                                    18,000.00                  0.12%
         Repair & Maintenance-- Building                  6,000.00              0.04%

                                                     Total Year                 %of Sales
         Repair & Maintenance-- Equipment            24,000.00                  0.16%
         Office Supplies                             54,000.00                  0.36%
         Outside Services                            48,000.00                  0.32%
         Payroll Service                             3,600.00                   0.02%
         Outside Service-- Laboratory                30,000.00                  0.20%
         Promotions                                  60,000.00                  0.40%
         Printing                                    90,000.00                  0.60%
         Conventions                                 120,000.00                 0.80%
         Product Catalogs                            180,000.00                 1.20%
         Warehouse Supplies                          42,000.00                  0.28%
         Freight                                     420,000.00                 2.81%
         Postage                                     90,000.00                  0.60%
                  Total Operating Expenses           5,609,374.70               37.50%
                  Income (Loss) From Operations      800,000.00                 9.25%

Other Income & Expenses
         Miscellaneous Income                        0.00                       0.00%
         Interest Income                             7,912.50                   0.05%
         Interest Expense                            (4,125.00)                 (0.03%)
         Research & Development                      (999,802.80)               (2.81%)
                  Total Other Income/Expenses        (996,015.30)               (2.78%)

                  Income Before Taxes                383,687.50                 6.47%

                  Income Taxes (38%)                 (145,801.25)               (2.46%)

                  Net Income                         237,886.25                 4.01%

Discussion of Plan of Operations
--------------------------------

                  By the end of fiscal 1998, the Company plans to implement a packaging line/in-house quality control laboratory. The Company will contract with an R&D entity to provide a defined product introduction schedule and expectations. In addition to establishing its packaging operations, the Company plans to lease a new location providing 12,800 square feet of space. This facility will also house an in-house quality control laboratory.

         The Company plans to implement its packaging operations fully by the first quarter of 1999. Once operating, it anticipates a savings of $50,000 to $100,000 in cost of goods expense. In addition, by having an in-house laboratory, the Company can work in concert with its independent testing laboratory further to authenticate the quality and safety of its products. The above pro forma calculations are based on certain assumptions and sales figures as indicated.

Assumptions used in Preparing Twelve Month Plan
-----------------------------------------------

         The assumptions relied upon in preparing the Twelve Month Plan are as follows:

Employer Tax Burden
         Employer FICA Rate                 7.65%
         FUTA Rate                          0.80%
         SUI Rate                           3.60%

Workers' Compensation Rate (per $100)                     Modifier              Extension
         Stores/Warehouse                   9.57          0.756561              7.2402888
         Salesperson-Outside                1.22          0.756561              0.9230044
         Clerical Office Employees          1.04          0.756561              0.7868234
         Officers not covered

         Fifteen percent (15%) of the Company's employees are warehouse workers. The rate used is calculated as ((7.2402888 *15) + (0.7868234*85)/100 which equals 1.7548. In calculating the Employer Tax Burden, the ceiling reached by employees was not accounted for, therefore the maximum employer tax burden was used.

         The Cost of Goods was calculated using 53.25% as the cost of goods. This figure is derived from past history and the assumption that this will apply in the future.

         In calculating the R&D figure, $25,000 of officers' salaries may be reclassified into R&D expense.

         Interest Expense and Income was calculated assuming $300,000, $200,000 and $100,000 balances respectively paying 8.25% APR and 5% interest income for balances of $50,000, $75,000, $100,000, $125,000, $150,000, $175,000 and
$200,000 balances, respectively.

         The Company's leases were calculated at the rate of $16,000 per month for the Hayward property, $7,000 per month for the San Rafael property and $0.62 per foot times 13,000 feet for the Packaging Plant to be leased at the end of fiscal 1998.

         Profit-sharing   and  bonuses  were  calculated  as  three  percent  of
salaries.

Employees
---------

         The Company currently consists of 61 employees, all of whom are full-time.

Year 2000 Issues
----------------

         All of the Company's computer systems, including hardware and software, utilize the date format specified in the underlying operating system of Windows 95 and, as a result, are fully Year 2000 compliant. As a result, the Company does not anticipate any Year 2000 issues to arise, nor will there be any expenses required in order to resolve Year 2000 issues.

Item 7.  Description of Property
-------  -----------------------

         The Company currently rents office space located at 7332 East Butherus Drive, Suite 101, Scottsdale, Arizona, 85260. The Company's subsidiary, NutriCology, Inc., leases two warehouse office spaces, a main administrative and warehouse location and an R&D and Sales office. The main administrative and warehouse location, located in Hayward, California, is leased at a rate of $13,738 per month for five years commencing June 1, 1998. The property consists of approximately 25,440 square feet of office and warehouse space, of which approximately 5,500 square feet is office space and 19,940 square feet consists of warehouse space. The R&D and Sales office is located in San Rafael, California and is leased at a rate of $7,000 per month for two years commencing December 1, 1997.

         The Company has established a packaging operation at a new location at the end of March1998. This new location provides 12,800 square feet and is also used to house the Company's quality control/in-house laboratory. This property costs approximately $0.62 per square foot.

Item 8.  Directors, Executive Officers and Significant Employees
-------  -------------------------------------------------------

         The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Stephen Levine. (Age 49). Chairman and Director of Research. Dr. Levine graduated cum laude from the State University College in Buffalo, New York and received his Ph.D. from the University of California, Berkeley. He was a Horace and Edith King Davis Memorial Fellow and from 1972 to 1976 was an NIH Training Grant, Predoctoral Fellow. In 1979, Dr. Levine founded Nutricology/Allergy Research Group. Dr. Levine is internationally recognized as one of the foremost and most innovative leaders and researchers in nutritional supplement formulation. He is also recognized as an international lecturer with several editorial positions in professionally sought- after publications. Dr. Levine is the author of Antioxidant Adaption, Its Role in Free Radical Pathology, which is considered to be the leading resource on the subject. Dr. Levine is the husband of Susan Levine, who acts as Vice President of Convention Sales of the Company.

Marianne Sum. (Age 49). President, Chief Executive Officer and Director. Ms. Sum graduated summa cum laude with a B.A. from Boston State College, received her M.A. summa cum laude from Northeastern University and was a Ph.D. candidate in History at Boston College. Ms. Sum has a twenty-five year history as a successful businessperson, including the past seven years in the health and wellness field. From 1992 to 1997 she was employed at Fun and Fitness, where she was awarded Salesperson of the Year for 1992 and 1993 and was later promoted to Vice President of Sales and Marketing.

Ricki Pollycove, M.D., M.H.S. (Age 47). Director, Secretary, Treasurer. Dr. Pollycove obtained his B.A. in Zoology and Immunology in 1972 from the University of California at Berkeley, her Master's in Health Sciences from the University of California at Berkeley in 1975 and her M.D. from the University of

California, San Francisco in 1977. Dr. Pollycove completed an Internship in Obstetrics and Gynecology at the University of California, Los Angeles and her residency in Obstetrics and Gynecology at the University of California, San Francisco, where she was Chief Resident at the UCSF Hospitals and Clinics in 1980-1981. Since 1981, Dr. Pollycove has been in private practice specializing in Obstetrics and Gynecology, Breast Diseases and Integrative Medicine and is on the active staff of California Pacific Medical Center. Dr. Pollycove was an Assistant Professor at the University of Arizona College of Medicine from 1994 to the present, a Clinical Instructor at the University of California, San Francisco, Department of Obstetrics and Gynecology and Reproductive Sciences from 1981 to the present and a Gynecology clinical consultant at ASU Women's Health Clinic in 1995. She is licensed by the California State Medical Board, the Arizona State Medical Board and the American Board of Obstetrics and Gynecology. Additionally, Dr. Pollycove was the Chief of the Division of Gynecology, California Pacific Medical Center from 1992 to 1995 and an Associate Director for Education, Breast Health Clinic, CPMC, from 1992 to 1997. Dr. Pollycove has also held many consultant positions, including the American Cancer Society Breast Cancer Task Force (1994 to present), the Arizona Women's Cancer Network (1994 to 1997) and the Arizona Women's Cancer Control Project (1994 to
1997). She has also lectured extensively, participated in the Residency Teaching Program at California Pacific Medical Center, and participated in public education and other community education activities. Dr. Pollycove won a Fredi award from the American Medical Association for her "Baby Safe" video in 1996 and has appeared on several nationally syndicated television programs.

Edward Lau (Age 38). General Manager. Mr. Lau holds a degree in Electrical Engineering and Computer Science from the University of California at Berkeley. He has been employed by NutriCology, Inc. for the past fifteen years. Mr. Lau is the architect behind the design and creation of the sophisticated state-of-the-art technology system now being implemented in the Company's new 25,000 square foot facility. He was promoted to General Manager of Scottsdale Scientific, Inc. in July 1998.

Item 9.  Remuneration of Directors and Officers
-------  --------------------------------------

         In fiscal 1997, Harmel S. Rayat, a former director of the Company, received three million (3,000,000) shares of common stock of the Company in exchange for services rendered. These shares were transferred to Dr. Stephen Levine during the NutriCology acquisition. On November 1, 1998, each director received 100,000 options for shares of common stock of the Company at $2.00 each, exercisable until December 31, 2003, in exchange for services rendered. No other form of compensation, either in the form of cash or securities, has been provided to directors. Compensation of $450,000.00 will be paid executive officers for services in fiscal 1999.

Item 10.  Security Ownership of Management and Certain Security Holders
--------  -------------------------------------------------------------

         The following table sets forth, as of March 31, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than

5% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.


(1)                        (2)                            (3)                        (4)
                           Name and address of            Amount and Nature          Percent
Title of Class             beneficial owner               of beneficial owner        of class
--------------             ----------------               -------------------        --------
Common stock               Stephen Levine*                9,800,000 shares           65%
                           30806 Santana Street           100,000 options
                           Hayward, California 94544

Common Stock               Marianne Sum                   100,000 options            0%
                           30806 Santana Street
                           Hayward, California 94544

Common Stock               Dr. Ricki Pollycove            100,000 options            0%
                           30806 Santana Street
                           Hayward, California 94544

Common stock               Directors and Officers         9,800,000 shares           65%
                           as a group (3 person)          300,000 options

* Dr. Levine's 9,800,000 shares are controlled by Marianne Sum pursuant to a Voting Trust Agreement dated February 9, 1999.

Item 11.  Interest of Management and Others in Certain Transactions
--------  ---------------------------------------------------------

         No officer or director of the Company has had an interest in any corporate transaction. Although Stephen Levine was the sole shareholder of NutriCology, Inc., he was not named to the Board of Directors of Scottsdale Scientific until after the acquisition.

Item 12.  Securities Being Offered
--------  ------------------------

         No securities are being offered in conjunction with this filing.


                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
-------  -------------------------------------------------------------------
         Other Stockholder Matters
         -------------------------

         The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol STDS. Because the Company did not begin trading until October 22, 1997, it has only a limited trading history. The following have been the average High and Low prices for the times indicated:

                                            High                     Low
         October-December 1997              2.2500                   0.1250
         December-March 1998                2.5625                   1.8750
         April-June 1998                    4.0625                   2.3125
         July-Sept 1998                     4.0000                   2.0000
         Oct-Dec 1998                       2.4000                   1.0500
         Jan-Mar 1999                       2.6000                   1.0700

         As of March 31, 1999 there were 104 registered shareholders in the Company. There are no dividend restrictions in the Company. Market makers who have posted bids or offers during the period October 22, 1997 through March 31, 1999 are as follows:

                  Public Securities, Inc.
                  300 North Argonne Road
                  Spokane, Washington 99212

                  William K. Frankel & Co.
                  30 Montgomery Street
                  Jersey City, NJ 07302

                  Paragon Capital Corp.
                  7 Hanover Square
                  New York, NY 10004

Item 2.  Legal Proceedings
-------  -----------------

     In 1993, a lawsuit was filed in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida by NutriSupplies, Inc., successor in the interest to rights of Robert H. Harris and the Earth Harvest, Inc. against Nutricology, Inc. (which has since become a wholly-owned subsidiary of the Company), Stephen A. Levine (officer, director and beneficial shareholder of the Company) and Nicholas Gonzales, M.D. This matter is a contract dispute between Dr. Gonzales and NutriSupplies, Inc. Nutricology and Dr. Levine were named in the suit only because Nutricology had been Dr. Gonzales' supplier. Dr. Gonzales has fully indemnified Nutricology and Dr. Levine from any wrong-doing in this matter and the Company does not expect that the outcome of the suit be favorable to Nutricology and to Dr. Levine.

Item 3.  Changes in and Disagreements with Accountants
-------  ---------------------------------------------

         The Company has had no changes in or disagreements with its accountants. NutriCology, Inc., the Company's subsidiary, changed its accountant from Deloitte & Touche to Clancy & Company, P.L.L.C., the independent auditor of Scottsdale Scientific, Inc., after it was acquired by the Company.

Item 4.  Recent Sales of Unregistered Securities
-------  ---------------------------------------

         On May 1, 1997, the Company commenced an offering of 400,000 shares of its common stock pursuant to Regulation D, Rule 504 at a price of $0.25 per share for a total offering of $100,000. This offering was completed on July 10, 1997 with all shares sold. The proceeds from the offering were used for working capital and to develop the Company's wholesale distributing business. The offering was sold to the following investors, who included both accredited and unaccredited investors:


Name and Address                                          Shares Purchased
Olga Alagich                                               1,000
26 Lower Greycliffe Street
Queenscliff NSW, 2096 Sydney, Australia

Nicole Alagich                                             1,000
1936 Peters Road
West Vancouver, BC V7J 1Y9 Canada

Sam L. Arnold                                              2,000
9441 Beverly Street
Bell Hower, CA 90706

Neil Baker                                                 1,000
949 Monashee Place
Kelowna, B.C.  Canada

Terry Baker                                                1,000
949 Monashee Place
Kleowna, B.C.  Canada

Eric L. Barclay                                            2,000
500-1111 West Georgia Street
Vancouver, BC V6E 4W3 Canada

Tracy Bartram                                              1,000
#51-12311 Mc Neeley Drive
Richmond, BC V6V 2S2 Canada

Eli Basas                                                  1,000
7790 Goodlad Street
Barnaby, BC V5E 2H6 Canada

Jody Bauer                                                 1,000
206 Newby Court
Kelowna, BC V1X 4G6 Canada

Mickey Beal                                                1,000
3757 Shane Crescent
Prince George, B.C.  V2N 4N2 Canada

Tanya Bell                                                 1,000
1936 Peters Road
North Vancouver, BC V7J 1Y9 Canada

Gurgan Birdi                                               4,000
8604-158A Avenue
Edmonton, Alberta T5J 2J9 Canada

Kathie Bishop                                              1,000
9031 Shanks Road
Winfield, B.C.  V4V 1M4 Canada

Susan Bozyk                                                1,000
109-980 Dillworth Drive
Kelowna, BC V1V 1S6 Canada

Cody Brandel                                               500
11580 Hartford Court
Riverside, CA 92503

Lisa Brandel                                               500
11580 Hartford Court
Riverside CA 92503

Steve Brown                                                1,000
5512 Okanagan Avenue
Vernon, B.C.  V1T 6Y5 Canada

Scott Bruce                                                1,000
3019 West 13th Avenue
Vancouver, BC V6K 2V1 Canada

James Carswell                                             1,000
5930 147th Street
Surrey, BC V3S 3A8 Canada

Chuan-Na Chang                                             4,000
208 West 41st Avenue
Vancouver, BC V5Y 2S4 Canada

Edwin Cheng                                                4,000
1135 West 48th Avenue
Vancouver, BC V6M 2N4 Canada

Jimmy Chi-Ming Tin                                         4,000
22191 Westminister Way
Richmond, BC V6V 1B5 Canada

Satinder P. Choan                                          3,000
165 West 61st Avenue
Vancouver, BC V6B 1F8 Canada

Tajinder Chohan                                            20,000
165 West 61st Avenue
Vancouver, BC V6B 1F8 Canada

Leni M. Coreins                                            1,000
2887 East 44th Avenue
Vancouver, BC V5R 3A7 Canada

John L. Costin                                             1,000
109-2990 Quebec Street
Vancouver, BC V5T 4P7 Canada

Sandra Craig                                               2,000
1369 Compston Crescent
Tsawwassen, BC V4L 1P8 Canada

Vern Craig                                                 4,000
1369 Compston Crescent
Tsawwassen, BC V4L 1P8 Canada

Biro Dhaliwal                                              4,000
3556 Calder Avenue
North Vancouver, BC V7N 3R9 Canada

Lambar Dhaliwal                                            4,000
3556 Calder Avenue
North Vancouver, BC V7N 3R9 Canada

Sonia Dhaliwal                                             5,000
4486 Triumph Street
Burnaby, BC V5C 1Z9 Canada

Paul Dhaliwal                                              5,000
4486 Triumph Street
Burnaby, BC V5C 1Z9 Canada

Jasvinder Dhesi                                            2,000
650 Madore Avenue
Coquitlam, BC V3K 2B3 Canada

J. Dutchyn                                                 1,000
#13-750 Badke Road
Kelowna, BC V1X 6G9 Canada

Navruze Engineer                                           2,000
51 Foxwood Drive
Port Moody, BC V3H 4X2 Canada

Dorlyn Evancic                                             1,000
#203-1240 Quayside Drive
New Westminister, BC V3M 6H1 Canada

Deborah Faurot                                             2,000
2196 Bayswater Street
Vancouver, BC V6K 4P2 Canada

Ken H. Finkelstein                                         2,000
3295 West 8th Avenue
Vancouver, BC V6K 2C6 Canada

Barbara Forcier                                            1,000
9571-209 B Street
Langley, BC V1M 2A6 Canada

Joe A Gamache                                              2,000
1421 Barber Court
Banning, CA 92220

David Gamache                                              2,000
6805 Sundance Trail
Riverside, CA 92506

Tony Gambato                                               1,000
1570 Elm Street
Prince George, BC V2L 1C8 Canada

Dean Gardiner                                              2,000
42 Belgrave Street
Manly NSW, Australia

Larry Gerber                                               1,000
1197 Hammond Avenue
Coquitlam, BC V3K 2P2 Canada

John Gilfillan                                             1,000
3511 Rosamond Avenue
Richmond, BC V7C 2C9 Canada

Russell Bryce Gilfillan                                    1,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Robin Gilfillan                                            1,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Bryce Gilfillan                                            2,000
11311 4th Avenue
Richmond, BC V7E 3G7 Canada

Steven Giles                                               1,000
309-727 Houghton Road
Kelowna, BC V1X 7J7 Canada

Deborah Goble                                              1,000
23616 132nd Avenue
Maple Ridge, BC V4R 2S5 Canada

Dustin Gowilt                                              1,000
11416 78 Avenue
Delta, BC V4C 1N9 Canada

Charles Grahn                                              1,000
203-1386 West 73rd Avenue
Vancouver, BC V3C 3G2 Canada

Barry Hagan                                                2,000
3440 Trumond
Richmond, BC V7E 1B2 Canada

Tyson Hartman                                              1,000
#3-22875 125b Avenue
Maple Ridge, BC V2X 0W8 Canada

Blake Hardy                                                1,000
2620 Rubicon Road
West Bank, BC V3T 1H7 Canada

Sharon L. Hebgin                                           2,000
202-2471 Bellevue Avenue
West Vancouver, BC V74 1E1 Canada

Hsin-Chien Hsu                                             2,000
603-10899 West Whalley Ring Road
Surrey, BC V3T 5V2 Canada

Anne Janusonis                                             1,000
101-7255 Southridge
Prince George, BC V2N 4Z3 Canada

Peter Jensen                                               4,000
6311 Chatsworth Road
Richmond, BC V7C 3S4 Canada

Niele Jiwan                                                2,000
250-7501 Cumberland Street
Burnaby, BC V3N 4Y6 Canada

Alnoor Jiwan                                               2,000
1216 Pretty Court
New Westminister, BC Canada

Heather Jiwan                                              2,000
1216 Pretty Court
New Westminister, BC Canada

Terry Johnston                                             6,000
1408-4300 Mayberry Street
Burnaby, BC V5H 4A4 Canada

Michael Johnston                                           2,000
153 Harris Street
Rockwood, Ontario N0B 2K0 Canada

Jageero S. Johl                                            4,000
122 West Braemar Road
North Vancouver, BC V7W 2S8 Canada

Anita Johnson                                              1,000
Box 1286
Port Nelson, BC V0C 1R0 Canada

Kevin W. Jones                                             2,000
1810 Dunn Court
Westland, MI 48186

Larry Killeen                                              1,000
3938 Enemark Crescent
Prince George, BC V2N 2X5 Canada

Garry Kimpinski                                            1,000
General Delivery
Watson Lake, Yukon Territories, V0C 1C0
Canada

Emil Kit                                                   1,000
5365 Bogetti Place
Kamloops, BC V2C 6B2 Canada

Lawrence Kit                                               1,000
Box 32
Vergreville, Alberta T9C 1R1 Canada

Rob Kozak                                                  2,000
1103-9595 Erickson Drive
Burnaby, BC V3J 7N9 Canada

Lary Kozak                                                 4,000
1003-9595 Erickson Drive
Burnaby, BC V3J 7N9 Canada

Jake Kroeker                                               2,000
#104-11240 Mellis Drive
Richmond, BC

Wes Kroeker                                                8,000
#312-7531 Minoru Boulevard
Richmond, BC V6Y 1Z3 Canada

Sinh Le                                                    2,000
#1408-4300 Mayberry Street
Burnaby, BC V5H 4A4 Canada

Nicole LePage                                              2,000
8740 Ash Street
Richmond, BC V6Y 2S3 Canada

Hawthorne Levine                                           2,000
Montgomery Research, Inc.
600-353 Sacramento Street
San Francisco, CA 94111

Amber Lindley                                              1,000
10203-106 Street
Fort St. John, BC V1J 4E7 Canada

Lion Explorations, Ltd.                                    20,000
P.O. Box 120
Front Street
Grand Turk, Turks & Caicos Isl.

Janette Lovgren                                            1,000
5674 Kilmore Crescent West
Surrey, BC V3S 6L1 Canada

Grant Mackney                                              7,000
109-980 Dilworth Drive
Kelowna, BC V1V 1S6 Canada

Doris Mackney                                              1,000
Box 44031
Oyama, BC V4V 1Z5 Canada

Bob Mackney                                                1,000
Box 44021
Oyattia, BC V4V 1Z5 Canada

Nadine F. MacNeil                                          1,000
P.O. Box 3536
Fort Nelson, BC V0C 1R0 Canada

Bunso Mann                                                 2,000
6228 Tiffany Boulevard
Richmond, BC V7C 4Z2 Canada

Balraj Mann                                                2,000
6228 Tiffany Boulevard
Richmond, BC V7C 4Z2 Canada

Nirmal S. Mann                                             2,000
1182 East 33rd Avenue
Vancouver, BC V5V 3B3 Canada

Mahmood Mangalji                                           3,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Tazmina Mangalji                                           3,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Khallil Mangalji                                           2,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Azzra Mangalji                                             2,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Sameer Mapara                                              10,000
2932 Blackbear Court
Coquitlam, BC V3E 2V9 Canada

Zaher Mapara                                               4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Riaz Mapara                                                4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Fairous Mapara                                             4,000
1576 Lodgepole Place
Coquitlam, BC V3E 2V9 Canada

Anisha Mapara                                              4,000
2932 Blackbear Court
Coquitlam, BC V3E 3A2 Canada

Bhupinder S. Mann                                          4,000
1182 East 33rd Avenue
Vancouver, BC V5V 3B3 Canada

Stephanie Martin                                           2,000
1704 Smithson Drive
Kelowna, BC Canada

Guy Martin                                                 2,000
1704 Smithson Drive
Kelowna, BC Canada

Shawn McCluskey                                            1,000
#301-5500 Lynas Lane
Richmond, BC V7C 5R5 Canada

Wayne McCluskey                                            1,000
#51-12311 McNeely Drive
Richmond, BC V6V 2S2 Canada

Ryan McCluskey                                             1,000
#51-12311 McNeely Drive
Richmond, BC V6V 2S2 Canada

Arif Merali                                                1,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Sair Merali                                                1,000
8214 Lakeland Drive
Burnaby, BC V5A 2B5 Canada

Millenium Management Corp.                                 4,000
P.O. Box N-10850
Nassau, Bahamas

Charles Miller                                             1,000
SS2-S12-C33
Fort St. John, BC V1J 4M7 Canada

Sarat Mishra                                               1,000
4340 Corner Brook Crescent
Richmond, BC V7E 2H2 Canada

Noel Moss                                                  1,000
Box 27
Parson, BC V0A 1L0 Canada

Valerie Mrakuzic                                           1,000
706-1500 Ostler Court
North Vancouver, BC V7G 2S2 Canada

Darko Mrakuzic                                             1,000
706-1500 Ostler Court
North Vancouver, BC V7G 2S2 Canada

George Mueller                                             2,000
#6-3511 Granville Avenue
Richmond, BC V7C 1C8 Canada

Frank Mueller                                              2,000
8740 Ash Street
Richmond, BC V6Y 2S3 Canada

Noah Natovitch                                             2,000
121-3280 East 58th Avenue
Vancouver, BC VS8 3T2 Canada

Alice Niemela                                              2,000
305-5565 Inman Avenue
Barnaby, BC V5H 2M2 Canada

Jeff J. Parker                                             1,000
110-2300 Carrington Road
Westbank, BC V4T 2N6 Canada

Tim Pepin                                                  1,000
P.O. Box 1825
Grand Forks, BC V0H 1H0 Canada

Brian Pinter                                               1,000
23616 132nd Avenue
Maple Ridge, BC V2X 7E7 Canada

Cathy Pinter                                               1,000
9517-209B Street
Langley, BC V1M 2A6 Canada

Mark Pinter                                                1,000
9517 209B Street
Langley, BC V1M 2A6 Canada

David R. Plut                                              1,000
P.O. Box 303
Rosemead, CA 91770

Elizabeth Ponderec                                         1,000
P.O. Box 3298
Fort Nelson, BC V0C 1R0

Frank Primus                                               1,000
#47-1874 Parkview Court
Kelowna, BC V1X 7Q6 Canada

Todd Patz                                                  2,000
8080 Reigate Road
Burnaby, BC V5E 4G2 Canada

Wade Rayner                                                1,000
1936 Peters Road
North Vancouver, BC V7J 1Y9 Canada

Elaine Rayner                                              500
329 Pawson Cove
Edmonton, Alberta T5T 5Y9 Canada

Kundan S. Rayat                                            20,000
5131 Highgate Street
Vancouver, BC V6G 3K3 Canada

Herdev S. Rayat                                            20,000
1025 Augusta Avenue
Burnaby, BC V3A 1K3 Canada

Jasvir S. Rayat                                            21,000
214-1628 West First Avenue
Vancouver, BC V6J 1G1 Canada

Craig C. Russell                                           1,000
1304 Diefenbaker Avenue
Prince George, BC V2L 4H7 Canada

Mohinder Sall                                              2,000
10011 117th Street
Surrey, BC V3V 7H5 Canada

Minpaul Sall                                               1,000
10011 117th Street
Surrey, BC V3V 7H5 Canada

Eleanor E. Sampert                                         4,000
4705-53 A Street
Delta, BC V4K 3VK Canada

Navin Sami                                                 1,000
855 Blue Mountain Road
Coquitlam, BC V3J 4S9 Canada

Linda C. Sandler                                           2,000
272 Wolverine Lake Drive
Wolverine Lake, MI 48390

Larry J. Sandler                                           2,000
272 Wolverine Lake Drive
Wolverine Lake, MI 48390

Donald Sawatsky                                            1,000
7344 Southridge Avenue
Prince George, BC V2N 4Y5 Canada

Raymond B. Schooley                                        2,000
P.O. Box 463010
Escondido, CA 92046-3010

Michael A.F. Schubert                                      1,000
716-248th Street
Aidergrove, BC V4W 2H2 Canada

Ramona L. Sexton                                           2,000
6805 Sundance Trail
Riverside, CA 92506

Sopinder Singh                                             2,000
305-5565 Inman Avenue
Barnaby, BC V5H 2M2 Canada

Pritam K. Singh                                            2,000
2109 Fell Avenue
North Vancouver, BC V7P 2K8 Canada

Kashmir Singh                                              8,000
1025 Augusta Avenue
Burnaby, BC V5A 1K3 Canada

Jeff Spencer                                               1,000
250 Fremont Street
Redlands, CA 92373

Bob Stobbe                                                 1,000
9240-98A Avenue
Fort St. John, BC V1S 1R4 Canada

Cameron Stolz                                              1,000
1091 Limestone Crescent
Prince George, BC V2M 4Z5 Canada

Al Tonn                                                    1,000
Box 2347
Station R
Kelowna, BC V1X 6A5 Canada

Michael Travers                                            1,000
1709 Carnegie Crescent
Victoria BC V8N 1P2 Canada

Vince Truant                                               1,000
Box 202
MacKenzie, BC V8N 1P2 Canada

Karen Vold-Oakley                                          1,000
RR#1
Site 16, Camp 71
Prince George, BC V2N 2H8 Canada

Todd M. Weaver                                             2,000
2000 South Ocean Lane
Suite 11
Ft. Lauderdale, FL 33316

Diane L. Welch                                             1,000
7830 St. Thomas Place
Prince George, BC V2N 4K2 Canada

Gerard Wenckowski                                          500
429 Pawson Cove
Edmonton, AB T5T 5Y9 Canada

Robert Witt                                                1,000
RR#1
Site #8, Camp #47
Prince George, BC V2N 2H8 Canada

Mohammed Yasin                                             2,000
2237 London Street
New Westminister, BC V3M 3G2 Canada

Robert Ziesman                                             1,000
Box 9
RR#2
Rock Creek, BC V0H L70 Canada


         On October 28, 1997, the Company began an offering in reliance upon Regulation D, Rule 504. This offering was for 4,300,000 shares of the Company's common stock at a price of $0.10 per share for a total offering of $430,000. The offering was completed on December 9, 1997 with all shares sold. The proceeds from the offering were used for working capital, public relations and research and development of the European market. This offering was sold to the following investors, all of whom were unaccredited:


Name and Address                                           Shares Purchased
George Mahfouz, Jr.                                        425,000
10033 East Redfield Drive
Scottsdale, Arizona 85260

Paula Mahfouz                                              425,000
10033 East Redfield Drive
Scottsdale, Arizona 85260

Name and Address                                           Shares Purchased
Helen Austin                                               425,000
739 West Flint Street
Chandler, Arizona 85224

Charles Austin                                             190,000
739 West Flint Street
Chandler, Arizona 85224

Paramount Holdings Ltd.                                    10,000
P.O. Box Z5005
St. Georges Terrace
W. Australia 6831

Marvin Knight                                              10,000
1648 North Oleander Street
Tempe, Arizona 85281

Colleen Takemoto                                           230,000
8356 East San Ramon Drive
Scottsdale, Arizona 85258

Nicole Alagich                                             25,000
1936 Peters Road
North Vancouver, B.C.  V7J 1V9 Canada

Terry Johnston                                             25,000
1408-4300 Mayberry Street
Burnaby, B.C.  V5H 4A4 Canada

Bhupinder Mann                                             25,000
1182 East 33rd Avenue
Vancouver, B.C.  V5V 3B3 Canada

Ranjit Bhogal                                              25,000
9042 135th Street
Surrey, B.C.  V7K 1PU Canada

Wes Janzen                                                 5,000
5148 Galway Drive
Delta, B.C.  V2C 6Y5 Canada

Sarbjeet Thouli                                            10,000
#9-- 1525 Bear Creek Road
Kelowna, B.C.  V7Y 1A5 Canada

Name and Address                                           Shares Purchased
Raymond Levine                                             200,000
Century Village East
Tillford West, #486
Deerfield Beach, Florida 33442

Rachel Levine                                              200,000
Century Village East
Tillford West, #486
Deerfield Beach, Florida 33442

Jasvir Rayat                                               525,000
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

Kundan S. Rayat                                            410,000
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

Herdev S. Rayat                                            425,000
1025 Augusta Avenue
Burnaby, B.C.  V5A 3G2 Canada

Northwest Management & Consulting                          200,000
Services, Inc.
214-1628 West 1st Avenue
Vancouver, B.C.  V6J 1G1 Canada

Tanjinder Chohan                                           510,000
161 West 61st Avenue
Vancouver, B.C.  V5T 2B1 Canada


         On April 1, 1998, the Company approved a 504 Placement Offering of 96,000 shares at $1.625 per share with a warrant exercisable at $1.75 per share until April 15, 2000. The proceeds from this offering were to be used to further develop the Company's awareness to investors. The placement was completed on April 30, 1998 with all shares sold. The following accredited investors purchased this offering:

Name and Address                  Shares Purchased
George Mahfouz, Jr.               48,000 Shares and 48,000 warrants
10033 East Redfield Drive
Scottsdale, Arizona 85260

Herdev S. Rayat                   24,000 Shares and 24,000 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                   24,000 Shares and 24,000 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada


         The Company began offering 46,855 shares of its common stock pursuant to a 504 offering on July 1, 1998. These shares were offered at $3.18 each and the proceeds used as additional capital to develop the business of the Company's subsidiary, NutriCology, Inc. The offering was completed on July 31, 1998 with all shares sold to Joseph Breslin, 707-11th Avenue, Las Vegas, Nevada, 87501.

         On July 24, 1998, the Board of Directors approved the offering of 20,000 shares of the Company's common stock via a 504 Placement at $2.50 per share with a warrant exercisable at $2.00 per share until July 31, 2000. The proceeds from this offering, which was completed on July 31, 1998, with all shares sold, were used to enhance the investor relations awareness of the Company. The following investors, all of whom were accredited, purchased this offering:

Name and Address                      Shares Purchased
George Mahfouz, Jr.                   10,000 Shares and 10,000 warrants
10033 East Redfield Drive
Scottsdale, Arizona 85260

Herdev S. Rayat                       5,000 Shares and 5,000 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                       5,000 Shares and 5,000 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

         On September 11, 1998, the Company's Board of Directors met and approved a 504 offering of 50,000 shares of common stock at $2.00 per share in order to develop the Company's awareness to investors. This offering was completed on September 30, 1998 with all shares sold. The entire offering was sold to Kirkland Capital S.A., Cockburn House, Cockburn Town, Grand Turk, Turks & Caicos Isl, an accredited investor.

         The Board of Directors approved a 504 offering of the Company's common stock on October 9, 1998. This offering consisted of 15,000 shares to be sold at $1.00 per share plus and additional

75,000 shares of common stock to be sold at $1.00 per share with a warrant exercisable at $1.00 per share until October 13, 2000. The funds from this offering will be used to meet the expenses of increasing investor relations awareness for the next six months. The offering was completed on October 30, 1998 with all shares sold. The following investors, consisting of both accredited and unaccredited investors, purchased the warrantless portion of the offering consisting of 15,000 shares:


Name and Address                                          Shares Purchased
Wah Shung Lau                                              10,000
1881 West Street
Hayward, California 94545

Paramount Holdings Ltd.                                    2,000
P.O. Box Z5005
St. Georges Terrace
W. Australia 6831

Michael Quel                                               1,000
10045 East Redfield Drive
Scottsdale, Arizona 85260

Kashmir Rayat                                              2,000
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

The portion of the offering consisting of 75,000 shares with 75,000 warrants was sold to the following accredited investors:


Name and Address                         Shares Purchased
George Mahfouz, Jr.                      37,500 Shares and 37,500 warrants
10033 East Redfield Drive
Scottsdale, Arizona 85260

Herdev S. Rayat                          18,750 Shares and 18,750 warrants
1025 Augusta Avenue
Burnaby, B.C.  V5A 1K3 Canada

Jasvir S. Rayat                          18,750 Shares and 18,750 warrants
5131 Highgate Street
Vancouver, B.C.  V6C 1A1 Canada

Item 5.  Indemnification of Directors and Officers
-------  -----------------------------------------

     The officers and directors of the Company are indemnified as provided under F.S.A. ss.607.0850. No additional indemnification has been authorized.


                                    PART F/S
                              FINANCIAL STATEMENTS

                                 C O N T E N T S

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . .    1

     Consolidated Balance Sheet at December 31, 1998 and 1997 . . . . . . .  2-3

     Consolidated Statement of Operations For the Years Ended
         December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . .    4

     Consolidated Statement of Stockholders' Equity From Inception
         (April 8, 1997) Through December 31, 1998  . . . . . . . . . . . .  5-6

     Consolidated Statement of Cash Flows For the Years Ended
         December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . .  7-8

     Notes to the Consolidated Financial Statements . . . . . . . . . . . . 9-15

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 85258

We have audited the consolidated balance sheet of Scottsdale Scientific, Inc., (the Company), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.


Clancy  and Co., P.L.L.C.
Phoenix, Arizona
March 5, 1999

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                                               1998             1997
                                     ASSETS
Current Assets
   Cash and Cash Equivalents                                   $    225,006     $    112,518
   Accounts Receivable, Net of Allowances for Doubtful
     Accounts and Returns, $256,000 at December 31, 1998
                                                                  1,049,079                0
   Inventories (Note 3)                                           3,538,611                0
   Refundable Income Tax Deposits                                   220,995                0
   Prepaid Expenses and Other Current Assets                        132,769                0
   Deferred Tax Assets                                              310,760                0
                                                                    -------                -
Total Current Assets                                              5,477,220          112,518

Property and Equipment, Net (Note 4)                                942,558                0

Other Assets
   Deposits                                                          38,630              250
   Due From Stockholder (Note 5)                                    123,602                0
   Cash Surrender Value of Life Insurance (Note 6)                   33,953                0
   Organization Costs, Net of Amortization of $635 and $476
     at December 31, 1998 and 1997
                                                                      2,540            3,175
                                                                      -----            -----
Total  Other Assets                                                 198,725            3,425
                                                                    -------            -----

Total Assets                                                   $  6,618,503     $    115,943
                                                               ============     ============

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1998 AND 1997

                                                               1998             1997
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable and Accrued Liabilities                    $  3,053,072     None
   Line of Credit (Note 7)                                          533,005              0
   Notes Payable, Current Portion (Note 8)                           82,539              0
   Income Taxes Payable (Note 9)                                        800              0
                                                                        ---              -
Total Current Liabilities                                         3,669,416              0

Long-Term Liabilities
   Notes Payable, Noncurrent Portion (Note 8)                       208,822              0
                                                                    -------              -

Total Liabilities                                                 3,878,238              0

Commitments and Contingencies (Note 10)

Stockholders' Equity
   Common Stock, $0.001 Par Value, Authorized 100,000,000
    Shares, Issued and Outstanding, 15,017,855 and
    7,700,000 at December 31, 1998 and 1997                          15,018          7,700
   Additional Paid In Capital                                     4,126,154        525,300
   Retained Earnings (A Deficit)                                 (1,400,907)      (417,057)
                                                                 ----------       --------
Total Stockholders' Equity                                        2,740,265        115,943
                                                                  ---------        -------

Total Liabilities and Stockholders' Equity                     $  6,618,503     $  115,943
                                                               ============     ==========






   The accompanying notes are an integral part of these financial statements.
                                       F-3

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                  Year Ended        Year Ended
                                                  December 31,      December 31,
                                                  1998              1997
Revenues                                          $   13,450,758    $          0

Cost of Sales                                          8,044,907               0
                                                       ---------               -

Gross Profit                                           5,405,851               0

Operating Expenses
   Selling, General and Administrative                 5,681,056         418,001
   Research and Development                              930,592            0
                                                         -------            -
Total Operating Expenses                               6,611,648         418,001
                                                       ---------         -------

Operating Loss                                        (1,205,797)       (418,001)

Other Income (Expense)
   Interest Income                                         2,119             944
   Interest Expense                                      (47,901)              0
   Loss on Disposal of Fixed Assets                       (9,432)              0
                                                          ------               -
Total Other Expense                                      (55,214)            944
                                                         -------             ---

Net Loss Before Benefit For Income Taxes              (1,261,011)       (417,057)

Benefit For Income Taxes (Note 9)                       (309,960)              0
                                                        --------               -

Net Loss Available to Common Stockholders         $     (951,051)   $   (417,057)
                                                  ===============   =============

Net Loss Per Weighted Share of Common Stock       $         (0.07)  $      (0.15)
                                                  ================  =============

Weighted Shares Outstanding                            13,617,386      2,875,000
                                                       ==========      =========







   The accompanying notes are an integral part of these financial statements.
                                       F-4

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            FROM INCEPTION (APRIL 8, 1997) THROUGH DECEMBER 31, 1998

                                                                       Additional   Retained
                                            Common        Stock        Paid In      Earnings
                                            Shares        Amount       Capital      (A Deficit)     Total
                                            ------        ------       -------      -----------     -----
Issuance of Common Stock For
  Services Rendered at $.001 per
  Share as of April 8, 1997                  3,000,000    $  3,000                                  $     3,000

Issuance of Common Stock Under
  504D Offering Dated May 1, 1997
  For Cash at $.25 per Share                   400,000         400        99,600                        100,000

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated October 28, 1997 for Cash
  at $.10 per Share                          1,097,588       1,098       108,661                        109,759

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated October 28, 1997 for
  Services Rendered at $.10 per
  Share                                      3,202,412       3,202       317,039                        320,241

Loss From Inception (April 8, 1997)
  Through December 31, 1997                                                             (417,057)      (417,057)
                                             ---------       -----       -------        --------       --------
Balance, December 31, 1997                   7,700,000       7,700       525,300        (417,057)       115,943

Issuance of Common Stock in
  Exchange for Acquisition of
  Nutricology, Inc., February 1998           6,800,000       6,800     2,810,873                      2,817,673

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated April 15, 1998 for Cash at
  $1.625 Per Share                              96,000          96       155,904                        156,000

Exercise of Warrants Under Private
  Placement Memorandum Dated
  April 15, 1998 for Cash at $1.75
  Per Share                                     96,000          96       167,904                        168,000

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated July 1, 1998 for Cash at
  $3.18 Per Share                               46,855          46       148,953                        148,999

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated July 24, 1998 for Cash at
  $2.50 Per Share                               20,000          20        49,980                         50,000

   The accompanying notes are an integral part of these financial statements.
                                       F-5

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
            FROM INCEPTION (APRIL 8, 1997) THROUGH DECEMBER 31, 1998

                                                                       Additional   Retained
                                            Common        Stock        Paid In      Earnings
                                            Shares        Amount       Capital      (A Deficit)     Total
                                            ------        ------       -------      -----------     -----
Exercise of Warrants Under Private
  Placement Memorandum Dated
  July 24, 1998 for Cash at $2.00
  Per Share                                     20,000    $     20     $   39,980                   $    40,000

Issuance of Common Stock for
  Services Rendered at $2.00 Per
  Share, July 31, 1998                          61,500          62        122,938                       123,000

Less Issuance Costs                                                      (123,000)                     (123,000)

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated September 15, 1998 for
  Cash at $2.00 Per Share                       50,000          50         99,950                       100,000

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated October 13, 1998 for Cash
  at $1.00 Per Share                            15,000          15         14,985                        15,000

Issuance of Common Stock Under
  Private Placement Memorandum
  Dated October 13, 1998 for Cash
  at $1.00 Per Share                            75,000          75         74,925                        75,000

Exercise of Warrants Under Private
  Placement Memorandum Dated
  October 13, 1998 for Cash at
  $1.00 Per Share                               37,500          38         37,462                        37,500

Prior Period Adjustment-Settlement
  of Prior Years Income Taxes
                                                                                         (32,799)       (32,799)
Loss, Year Ended December 31, 1998                                                      (951,051)      (951,051)
                                                ------      ------        -------       --------       --------

Balance, December 31, 1998                  15,017,855    $ 15,018     $4,126,154   $ (1,400,907)   $ 2,740,265
                                            ==========    ========     ==========   ============    ===========




   The accompanying notes are an integral part of these financial statements.
                                       F-6

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                      YEAR ENDED       YEAR ENDED
                                                                      DECEMBER         DECEMBER
                                                                      31, 1998         31, 1997
                                                                      --------         --------
Cash Flows From Operating Activities

   Net Loss                                                           $    (951,051)   $   (417,057)
   Adjustments to Reconcile Net Loss to Net Cash Used In Operating
     Activities

      Common Stock Issued For Services                                            0         323,241

      Investment in Subsidiary                                            2,801,173

      Settlement of Prior Years Income Taxes                                (32,799)              0

      Depreciation and Amortization                                         131,997               0

      Loss on Disposal of Fixed Assets                                        9,433               0

      Cash Surrender Value Life Insurance                                   (33,953)              0

   Changes in Assets and Liabilities

       (Increase) Decrease in Accounts Receivable                        (1,049,079)              0

       (Increase) Decrease in Inventories                                (3,538,611)              0

       (Increase) Decrease in Income Tax Deposits                          (220,995)              0

       (Increase) Decrease in Prepaid Expenses and Other Current Assets    (132,769)              0

       (Increase) Decrease in Deferred Tax Assets                          (310,760)              0

       (Increase) Decrease in Deposits                                      (38,380)           (250)

       (Increase) Decrease in Organization Costs                                  0          (3,175)

        Increase (Decrease) in Accounts Payable and Accrued Liabilities   3,053,072               0

        Increase (Decrease) in Income Taxes Payable                             800               0
                                                                                ---               -

   Total Adjustments                                                        639,129         319,816
                                                                            -------         -------

Net Cash Used In Operating Activities                                      (311,922)        (97,241)


Cash Flows From Investing Activities

   Acquisition of Property and Equipment                                 (1,083,353)              0

   Acquisitions, Net of Cash Acquired                                        16,500               0
                                                                             ------               -

Net Cash Flows Used In Investing Activities                              (1,066,853)              0

Cash Flows From Financing Activities

   Proceeds From the Sale of Common Stock                                   790,499         209,759

   Advances To Stockholder                                                 (123,602)              0

   Net Proceeds From Line of Credit                                         533,005               0


   The accompanying notes are an integral part of these financial statements.
                                       F-7

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                      YEAR ENDED       YEAR ENDED
                                                                      DECEMBER         DECEMBER
                                                                      31, 1998         31, 1997
                                                                      --------         --------
   Proceeds on Long-term Debt                                               291,361               0
                                                                            -------               -

Net Cash Provided By Financing Activities                                 1,491,263         209,759

Increase in Cash and Cash Equivalents                                       112,488         112,518

Cash and Cash Equivalents, Beginning of Period                              112,518               0
                                                                            -------               -

Cash and Cash Equivalents, End of Period                              $     225,006    $    112,518
                                                                      =============    ============

Supplemental Information
------------------------

Cash Paid For:

   Interest                                                           $      47,901    $          0
                                                                      =============    ============

   Income taxes                                                       $     115,000    $          0
                                                                      =============    ============

Noncash Investing Activities:

   On April 8, 1997, the Company Issued 3,000,000 Shares of
     Common Stock for Services                                        $           0    $      3,000
                                                                      =============    ============

   Issuance of Common Stock Under Private Placement
     Memorandum Dated October 28, 1997, for Services
     Rendered at $0.10 Per Share                                      $           0    $    320,241
                                                                      =============    ============

   Issuance of 6,800,000 Shares of Common Stock In Exchange for
     100% of Business

      Details of Acquisition:

         Fair Value of Assets                                         $   5,378,831

         Liabilities                                                     (2,561,158)
                                                                         ----------

         Book Value of Company                                            2,817,673

         Less Cash Acquired                                                 (16,500)
                                                                            -------

         Total Acquisition, Net of Cash Received                      $   2,801,173
                                                                      =============




   The accompanying notes are an integral part of these financial statements.
                                       F-8

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 1 - ORGANIZATION

     Scottsdale Scientific, Inc. (the Company) was incorporated under the laws of the State of Florida on April 8, 1997, with an authorized capital of 100,000,000 shares of common stock with a par value of one mil ($0.001) per share. The Company is engaged in the wholesale distribution of health and nutritional supplements.

     On February 3, 1998, the Company entered into an agreement to acquire Nutricology, Inc., a company engaged in the distribution of hypoallergenic nutritional supplements, in exchange for 9,800,000 shares of Scottsdale Scientific, Inc.'s common stock. Nutricology, Inc., a California corporation, was incorporated on March 11, 1980.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     A. Method of Accounting
     -----------------------

     The Company's financial statements are prepared using the accrual method of accounting.

     B. Cash and Cash Equivalents
     ----------------------------

     The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash and cash equivalents.

     C. Concentration of Credit Risk
     -------------------------------

     The Company maintains cash balances in excess of $100,000. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

     D. Principles of Consolidation
     ------------------------------

     The consolidated  financial  statements include the accounts of the Company
     and  its   wholly-owned   subsidiary,   Nutricology,   Inc.   All  material
     intercompany transactions have been eliminated in consolidation.

     E. Purchase Method
     ------------------

     Investments in companies have been included in the financial report using the equity method of accounting. The Company's wholly owned subsidiary, Nutricology, Inc. is engaged in the business of developing and marketing natural nutritional supplements. The subsidiary's sales are primarily to distributors and health care professionals throughout the United States.

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     F. Inventories
     --------------

     Inventories consist of raw materials, work in process, and finished goods. Raw materials consist of bulk product that has not been mixed or encapsulated. Work in Process consists of products in the mixing/encapsulating stage. Finished goods consist of product that has been encapsulated or made into tablet form and that has been packaged for sale. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method.

     G. Property and Equipment
     -------------------------

     Property  and  equipment,   stated  at  cost,  is  depreciated   under  the
     straight-line method over their estimated useful lives as follows ranging from three to ten years.

     H. Revenue Recognition
     ----------------------

     Revenues are recognized upon shipment to the customer. Sales are presented net of returns and allowances of $980,323 and $972,621, for the years ended December 31, 1998 and 1997, respectively.

     I. Allowance for Doubtful Accounts and Return Allowances
     --------------------------------------------------------

     Accounts Receivable are shown net of allowances for doubtful accounts and returns which are estimated as a percent of accounts receivable and sales, respectively, based on prior years experience.

     J. Cost Recognition
     -------------------

     Cost of sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred.

     K. Use of Estimates
     -------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     L. Income Taxes
     ---------------

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 9.

     M. Earnings/Loss Per Share of Common Stock
     ------------------------------------------

     Basic earnings or loss per share has been computed based on the weighted average number of common shares and common share equivalents outstanding. All earnings or loss per share amounts in these financial statements are basic earnings or loss per share as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. The number of shares used in computing earnings (loss) per common share at December 31, 1998 and 1997 was 13,617,386 and 2,875,000, respectively.

     N. Business Segment Information
     -------------------------------

     The Company  implemented  SFAS No. 131,  "Disclosures  about Segments of an
     Enterprise and Related Information," on January 1, 1998. The Company operates in one industry segment, that being developing and marketing natural nutritional supplements.

     O. Presentation
     ---------------

     Certain accounts from prior years have been reclassified to conform with the current year's presentation.

     P. Pending Accounting Pronouncements
     ------------------------------------

     It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

NOTE 3 - INVENTORIES

     Inventories consist of the following at December 31, 1998:

         Raw Materials                    $    708,548
         Work In Process                       197,194
         Finished Goods                      2,751,504
         Reserve for Obsolescence             (118,635)
         Total                            $  3,538,611

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 4 - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1998:

         Machinery and Equipment          $     586,054
         Office Equipment                       221,084
         Transportation Equipment                43,161
         Furniture and Fixtures                 181,119
         Computer Equipment                     142,589
         Computer Software                       34,050
         Leasehold Improvements                  97,904
         Total                                1,305,961
         Less Accumulated Depreciation         (363,403)
         Net Book Value                   $     942,558


     Depreciation expense charged to operations during the year ended 1998 was $131,730.

NOTE 5 - DUE FROM STOCKHOLDER

     From time to time, the Company makes personal loans or receives advances from/to its majority stockholder. The balance Due From Stockholder at December 31, 1998, of $123,602 bears no interest and is payable on demand.

NOTE 6 - CASH SURRENDER VALUE LIFE INSURANCE

     The Company has purchased insurance in the face amount of $750,000 on the lives of certain key employees, who are the beneficiaries. The policies have been assigned to The Money Store. The cash surrender value at December 31, 1998 is $33,953, with no policy loans outstanding.

NOTE 7 - LINE OF CREDIT

     In March 1998, the Company entered into a credit agreement which provides a line of credit of up to $1,000,000, to be used to finance the Company's accounts receivable and inventory, and has a perfected first lien security interest in the Company's accounts receivable, inventory, and equipment. The Company's majority stockholder has also personally guaranteed the loan. The credit agreement requires interest to be due and payable monthly at the bank's floating Prime rate plus one quarter of one percent (currently 7.75%), principal due and payable at maturity, which is May 31, 1999. The credit agreement also requires the Company to maintain a zero principal balance for at least thirty consecutive days prior to May 31, 1999. The balance at December 31, 1998, is $533,005.

     The credit agreement contains customary covenants and events of default. Under the terms of the agreement, the bank may call the loan if the Company is in violation of any

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 7 - LINE OF CREDIT (CONTINUED)

     restrictive covenants. At December 31, 1998, the Company was in breach of certain restrictive covenants. As of March 5, 1999, the bank has/not waived the requirements of the agreement for the period ended December 31, 1998.

     At December 31, 1998, the Company had available borrowings of $467,995 under the agreement, subject to borrowing base limitations as defined by the agreement.

NOTE 8 - NOTES PAYABLE

     Notes Payable at December 31, 1998, is as follows:

     Note Payable to bank, principal and interest payments of $6,273 payable monthly at 9.25%. All unpaid principal and interest due February 1999, collateralized by all significant assets. $ 6,225

     Notes Payable, Pitney Bowes Credit Corporation, dated December 14, 1998, in the original amount of $38,067, without interest. Principal payments of $7,033 plus sales tax of $580, totaling $7,613 are due in five equal payments, the first being due as of the date of this agreement and each subsequent payment due in quarterly installments, until paid in full. Secured by the equipment itself. 30,453

     Notes Payable to bank, dated November 25, 1998, in the original amount of $259,426. Principal and interest payments of $5,002 payable in sixty monthly installments due on the first of the month. A security interest has been filed under the Uniform Commercial Code for the equipment. 254,683
                                        -------

         Total                                  291,361
         Notes Payable, Current Portion          82,539
                                                 ------
         Notes Payable, Noncurrent Portion   $  208,822
                                             ==========

     Principal maturities of long-term debt are as follows at December 31, 1998:

         1999                    $   82,539
         2000                    $   48,715
         2001                    $   51,748
         2002                    $   54,969
         2003                    $   53,390

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997


NOTE 9 - INCOME TAXES

     The benefit for income taxes reflected in the financial statements for the years ended December 31, 1998 and 1997 consisted of the following:

                                   1998              1997
         Current
            Federal                $         0       $     0
            State                          800             0
         Deferred
            Federal                   (290,360)            0
            State                      (20,400)            0
         Income Tax Benefit        $  (309,960)      $     0


     The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheet is a result of the following:


         Deferred Taxes                 1998              1997
         --------------                 ----              ----
         NOL Benefit                    $   506,138       $       0
         Deferred State Income Tax           18,088               0
         Startup Expenses                   116,776         145,970
         Other, Net                           2,994               0
         Total                              643,996         145,970
         Increase in Valuation Allowance   (333,236)       (145,970)
         Net Deferred Tax Assets        $   310,760       $       0

     A reconciliation between the statutory federal income tax rate (35%) and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

         Statutory Federal Income Tax Rate                (35.0%)     (35.0%)
         State Income Tax Rate                              0.01%       0.0%
         Startup Expenses                                   8.10%      35.0%
         Other, Net                                         0.01%       0.0%
         Increase in the Valuation Allowance                6.38%       0.0%
         Effective Income Tax Rate                         20.5%        0.0%

     The Company has available net operating loss carryforwards of approximately $1,400,000 for tax purposes to offset future taxable income, which expire principally in the year 2013.

                          SCOTTSDALE SCIENTIFIC, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997



NOTE 10 - COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under various noncancelable operating leases which are generally for one to five year periods. Rent expense charged to operations for the year ended December 31, 1998, was approximately $282,000, including $96,000 paid to the majority stockholder. The Company also leases office space on a monthly basis for approximately $2,000 per month.

     Future minimum rental commitments under noncancelable leases are as follows:

         1999                                        $   384,985
         2000                                        $   280,296
         2001                                        $   295,176
         2002                                        $   306,948
         2003                                        $   155,436

NOTE 11 - PROFIT SHARING PLAN

     The Company has a defined contribution plan which covers substantially all employees. The Company's contributions to the plan are made at the sole discretion of the Company's board of directors. Contributions to the plan were $35,026 for the year ended December 31, 1998.

NOTE 12 - STOCK WARRANTS

     In October 1998, the Company offered 75,000 shares of common stock at $1.00 per share under a Rule 504 Registration, with an additional 75,000 shares of purchase warrants at $1.00 each, good until October 13, 2000. In October 1998, one-half (or 37,500) of the warrants were exercised at $1.00 per share, or $37,500.

     As of the date of these financial statements, one-half (or 37,500) of the warrants remain outstanding.

NOTE 13 - SUBSEQUENT EVENTS

     As of the date of these financial statements, the Company has entered into various noncancelable agreements with for terms of one to six years, for a total commitment of approximately $156,000.

                                AUDITORS' REPORT
                           ON SUPPLEMENTAL INFORMATION





Board of Directors
Scottsdale Scientific, Inc.
Scottsdale, Arizona 85258

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental consolidated balance sheet of Scottsdale Scientific, Inc. at December 31, 1998 and December 31, 1997, the related supplemental consolidated statements of income, stockholders equity and cash flows for the years then ended, are presented to give retroactive effect to the merger with Nutricology, Inc. on February 22, 1998. We audited the financial statements of Nutricology, Inc. for the year ended December 31, 1997. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Clancy and Co., P.L.LC.
Phoenix, Arizona
March 5, 1998

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                           DECEMBER 31, 1998 AND 1997




                                     ASSETS
                                                                   1998            1997
                                                                   ----            ----
Current Assets

   Cash and Cash Equivalents                                       $     225,006   $     129,018
   Accounts Receivable, Net of Allowances for Doubtful
     Accounts and Returns, $256,000 at December 31, 1998               1,049,079         901,507
   Inventories (Note 3)                                                3,538,611       3,915,400
   Refundable Income Tax Deposits                                        220,995           5,121
   Prepaid Expenses and Other Current Assets                             132,769          75,000
   Deferred Tax Assets (Note 9)                                          135,000          48,572
                             -                                           -------          ------
Total Current Assets                                                   5,301,460       5,074,618


Property and Equipment, Net (Note 4)                                     942,558         325,355


Other Assets

   Deposits                                                               38,630           7,350
   Due From Stockholder (Note 5)                                         123,602          41,724
   Cash Surrender Value of Life Insurance (Note 6)                        33,953          30,369
   Other Receivables                                                           0          12,183
   Organization Costs, Net of Amortization of $635 and $476
     at December 31, 1998 and 1997                                         2,540           3,175
                                                                           -----           -----
Total  Other Assets                                                      198,725          94,801
                                                                         -------          ------


Total Assets                                                       $   6,442,743   $   5,494,774
                                                                   =============   =============





   The accompanying notes are an integral part of these financial statements.
                                      F-17

                           SCOTTSDALE SCIENTIFIC, INC.
                           CONSOLIDATED BALANCE SHEET
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                           DECEMBER 31, 1998 AND 1997



                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                 1998           1997
                                                                 ----           ----
Current Liabilities
   Accounts Payable and Accrued Liabilities                      $   3,053,072     2,472,239
   Line of Credit (Note 7)                                             533,005             0
   Notes Payable, Current Portion (Note 8)                              82,539        71,704
   Income Taxes Payable (Note 9)                                           850        10,942
                                                                           ---        ------
Total Current Liabilities                                            3,669,466     2,554,885

Long-Term Liabilities
   Notes Payable, Noncurrent Portion (Note 8)                          208,822         6,273
                                                                       -------         -----

Total Liabilities                                                    3,878,288     2,561,158

Commitments and Contingencies (Note 10)

Stockholders' Equity
   Preferred Stock, $0.25 Par Value, Authorized 1,000,000
     Shares, Issued and Outstanding, None                                    0             0

   Common Stock, $0.001 Par Value, Authorized 100,000,000
     Shares, Issued and Outstanding, 15,017,855 and
     7,700,000 at December 31, 1998 and 1997

                                                                        15,018        14,500
   Additional Paid In Capital                                        4,126,154     2,416,842
   Retained Earnings (A Deficit)                                    (1,576,717)      502,274
                                                                    ----------       -------
Total Stockholders' Equity                                           2,564,455     2,933,616
                                                                     ---------     ---------

Total Liabilities and Stockholders' Equity                       $   6,442,743  $  5,494,774
                                                                 =============  ============





   The accompanying notes are an integral part of these financial statements.
                                       F-18

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997




                                                     Year Ended                 Year Ended
                                                     December 31, 1998          December 31, 1997
Revenues                                             $   13,450,758             $   12,367,629


Cost of Sales                                             8,044,907                  7,087,734
                                                          ---------                  ---------


Gross Profit                                              5,405,851                  5,279,895


Operating Expenses

   Selling, General and Administrative                    5,681,056                  4,665,348

   Research and Development                                 930,592                     34,017
                                                            -------                     ------

Total Operating Expenses                                  6,611,648                  4,699,365
                                                          ---------                  ---------


Operating Loss                                           (1,205,797)                   580,530


Other Income (Expense)

   Interest Income                                            2,119                      1,864

   Interest Expense                                         (47,901)                   (40,249)

   Loss on Disposal of Fixed Assets                          (9,432)                         0

   Other, Net                                                     0                      5,101
                                                                  -                      -----

Total Other Income (Expense)                                (55,214)                   (33,284)
                                                            -------                    -------


Net Loss Before Benefit For Income Taxes                 (1,261,011)                   547,246

Benefit For Income Taxes (Note 9)                           134,150                     44,972
                                                            -------                     ------

Net Loss Available to Common Stockholders            $   (1,126,861)            $      502,274
                                                     ==============             ==============

Net Loss Per Weighted Share of Common Stock          $        (0.08)            $         0.17
                                                     ==============             ==============

Weighted Shares Outstanding                              13,617,386                  2,875,000
                                                         ==========                  =========




   The accompanying notes are an integral part of these financial statements.
                                       F-19

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
         GIVING RETROACTIVE EFFECT TO THE MERGER WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                                              Additional   Retained
                                                    Preferred  Stock   Common      Stock      Paid In      Earnings
                                                    Shares     Amount  Shares      Amount     Capital      (A Deficit)  Total
Issuance of Common Stock For Services
  Rendered at $.001 Per Share as of April 8, 1997   0          $ 0     3,000,000   $  3,000                             $     3,000
Issuance of Common Stock Under 504D Offering
  Dated May 1, 1997 For Cash at $.25 Per Share                           400,000        400        99,600                   100,000

Issuance of Common Stock Under Private
  Placement Memorandum Dated October 28,
 1997 For Cash at $.10 Per Share                                       1,097,588      1,098       108,661                   109,759

Issuance of Common Stock Under Private
  Placement Memorandum Dated October 28,
 1997 For Services Rendered at $.10 Per Share                          3,202,412      3,202       317,039                   320,241

Loss From Inception (April 8, 1997) Through
  December 31, 1997                                                                                         2,400,616     2,419,616
                                                                       ---------      -----       -------   ---------     ---------

Balance, December 31, 1997                                             7,700,000      7,700       525,300   2,400,616     2,933,616

Issuance of Common Stock in Exchange For
  Acquisition of Nutricology, Inc., February 1998                      6,800,000      6,800     2,810,873  (2,817,673)            0

Issuance of Common Stock Under Private
  Placement Memorandum Dated April 15, 1998
  For Cash at $1.625 Per Share                                            96,000         96       155,904                   156,000

Exercise of Warrants Under Private Placement
   Memorandum Dated April 15, 1998 For Cash at
   $1.75 Per Share                                                        96,000         96       167,904                   168,000


   The accompanying notes are an integral part of these financial statements.
                                       F-20

                           SCOTTSDALE SCIENTIFIC, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
         GIVING RETROACTIVE EFFECT TO THE MERGER WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                              Additional   Retained
                                                    Preferred  Stock   Common      Stock      Paid In      Earnings
                                                    Shares     Amount  Shares      Amount     Capital      (A Deficit)  Total
Issuance of Common Stock Under Private
   Placement Memorandum Dated July 1, 1998
   For Cash at $3.18 Per Share                                            46,855         46       148,953                   148,999

Issuance of Common Stock Under Private
   Placement Memorandum Dated July 24, 1998
   For Cash at $2.50 Per Share                                            20,000         20        49,980                    50,000

Exercise of Warrants Under Private Placement
   Memorandum Dated July 24, 1998 For Cash at
   $2.00 Per Share                                                        20,000         20        39,980                    40,000

Issuance of Common Stock For Services
   Rendered at $2.00 Per Share, July 31, 1998                             61,500         62       122,938                   123,000

Less Issuance Costs                                                                              (123,000)                 (123,000)

Issuance of Common Stock Under Private
   Placement Memorandum Dated September 15,
   1998 For Cash at $2.00 Per Share                                       50,000         50        99,950                   100,000

Issuance of Common Stock Under Private
   Placement Memorandum Dated October 13,
   1998 For Cash at $1.00 Per Share                                       15,000         15        14,985                    15,000

Issuance of Common Stock Under Private
   Placement Memorandum Dated October 13,
   1998 For Cash at $1.00 Per Share                                       75,000         75        74,925                    75,000


   The accompanying notes are an integral part of these financial statements.
                                       F-21

                                                                                              Additional   Retained
                                                    Preferred  Stock   Common       Stock     Paid In      Earnings
                                                    Shares     Amount  Shares       Amount    Capital      (A Deficit)  Total
Exercise of Warrants Under Private Placement
   Memorandum Dated October 13, 1998 For
   Cash at $1.00 Per Share                                                 37,500         38        37,462                    37,500

Prior Period Adjustment-Settlement of Prior
   Years Income Taxes                                                                                          (32,799)     (32,799)

Loss, Year Ended December 31, 1998                                                                          (1,126,861)  (1,126,861)
                                                    -----      -----   ----------   --------  ------------  ----------    ----------

Balance, December 31, 1998                          0          $ 0     15,017,855   $ 15,018  $  4,126,154 $(1,576,717) $ 2,564,455
                                                    =          ===     ==========   ========  ============ ===========  ===========


   The accompanying notes are an integral part of these financial statements.
                                       F-22

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                YEAR ENDED      YEAR ENDED
                                                                                DECEMBER        DECEMBER
                                                                                31, 1998        31, 1997
                                                                                --------        --------
Cash Flows From Operating Activities

   Net Loss                                                                     $ (1,126,861)   $      502,274

   Adjustments to Reconcile Net Loss to Net Cash Used In Operating
     Activities

      Common Stock Issued For Services                                                     0           323,241

      Investment in Subsidiary                                                             0         1,881,842

      Settlement of Prior Years Income Taxes                                         (32,799)                0

      Depreciation and Amortization                                                  131,997            44,195

      Loss on Disposal of Fixed Assets                                                 9,433                 0

      Cash Surrender Value Life Insurance                                             (3,584)          (30,369)

   Changes in Assets and Liabilities

       (Increase) Decrease in Accounts Receivable                                   (147,572)         (901,507)

       (Increase) Decrease in Inventories                                            376,789        (3,915,400)

       (Increase) Decrease in Notes Receivable                                         5,121            (5,121)

       (Increase) Decrease in Income Tax Deposits                                   (145,995)          (75,000)

       (Increase) Decrease in Prepaid Expenses and Other Current Assets              (84,197)          (48,572)

       (Increase) Decrease in Deferred Tax Assets                                   (135,000)                0

       (Increase) Decrease in Deposits                                               (31,280)           (7,350)

       (Increase) Decrease in Organization Costs                                           0            (3,175)

       (Increase) Decrease in Other Receivables                                       12,183           (12,183)

        Increase (Decrease) in Accounts Payable and Accrued Liabilities              580,833         2,472,239

        Increase (Decrease) in Income Taxes Payable                                  (10,092)           10,942
                                                                                     -------            ------

   Total Adjustments                                                                 525,837          (266,218)
                                                                                     -------          --------

Net Cash Used In Operating Activities                                               (601,024)          236,056

Cash Flows From Investing Activities

   Acquisition of Property and Equipment                                            (757,998)         (369,550)

   Acquisitions, Net of Cash Acquired                                                      0            16,500
                                                                                           -            ------

Net Cash Flows Used In Investing Activities                                         (757,998)         (353,050)





   The accompanying notes are an integral part of these financial statements.
                                       F-23

                           SCOTTSDALE SCIENTIFIC, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     GIVING RETROACTIVE EFFECT TO THE MERGER
                             WITH NUTRICOLOGY, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                YEAR ENDED      YEAR ENDED
                                                                                DECEMBER        DECEMBER
                                                                                31, 1998        31, 1997
                                                                                --------        --------
Cash Flows From Financing Activities

   Proceeds From the Sale of Common Stock                                           790,499            209,759

   Advances To Stockholder                                                          (81,878)           (41,724)

   Net Proceeds From Line of Credit                                                 533,005                  0

   Proceeds on Long-term Debt                                                       213,384             77,977
                                                                                    -------             ------

Net Cash Provided By Financing Activities                                         1,455,010            246,012
                                                                                  ---------            -------

Increase in Cash and Cash Equivalents                                                95,988            129,018

Cash and Cash Equivalents, Beginning of Period                                      129,018                  0
                                                                                    -------                  -

Cash and Cash Equivalents, End of Period                                        $   225,006     $      112,518
                                                                                ===========     ==============

Supplemental Information
Cash Paid For:
   Interest                                                                     $    47,901     $            0
                                                                                ===========     ==============

   Income taxes                                                                 $   115,000     $            0
                                                                                ===========     ==============

Noncash Investing Activities:

   On April 8, 1997, the Company Issued 3,000,000 Shares of Common
       Stock for Services                                                       $         0     $        3,000
                                                                                ===========     ==============

   Issuance of Common Stock Under Private Placement Memorandum
       Dated October 28, 1997, for Services Rendered at $0.10 Per Share         $         0     $      320,241
                                                                                ===========     ==============

   Issuance of 6,800,000 Shares of Common Stock In Exchange for
       100% of Business

      Details of Acquisition:
         Fair Value of Assets                                                   $ 5,378,831

         Liabilities                                                             (2,561,158)
                                                                                 ----------

         Book Value of Company                                                    2,817,673

         Less Cash Acquired                                                         (16,500)
                                                                                    -------

         Total Acquisition, Net of Cash Received                                $ 2,801,173
                                                                                ===========



   The accompanying notes are an integral part of these financial statements.
                                       F-24

                                    PART III
                                INDEX TO EXHIBITS

                                                                                            Page
Exhibit 2         Agreement of Purchase and Sale of Shares with NutriCology, Inc.           E-1
Exhibit 3
           3a     Articles of Incorporation and Amendments                                  E-7
           3b     Bylaws                                                                    E-15
Exhibit 9         Voting Trust Agreement                                                    E-24
Exhibit 23        Consent of Independent Auditor                                            E-34
Exhibit 27        Financial Data Schedule
Exhibit 99
           99a    Management Agreement                                                      E-35
           99b    504 Private Placement Memorandum dated May 1, 1997                        E-39
           99c    504 Private Placement Memorandum dated October 28, 1997                   E-60
           99d    504 Private Placement Memorandum dated April 15, 1998                     E-80
           99e    504 Private Placement Memorandum dated July 1, 1998                       E-102
           99f    504 Private Placement Memorandum dated July 24, 1998                      E-121
           99g    504 Private Placement Memorandum dated September 15, 1998                 E-143
           99h    504 Private Placement Memorandum dated October 13, 1998                   E-164
                         (75,000 shares and 75,000 warrants)
           99i    504 Private Placement Memorandum dated October 13, 1998                   E-185
                         (15,000 shares of Common Stock)


                                   SIGNATURES

         The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on April 23, 1999.

                                                  SCOTTSDALE SCIENTIFIC, INC.


                                                  By /s/ Marianne Sum
                                                  -------------------
                                                  Marianne Sum, President

         This offering statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Stephen Levine                                               4/22/99
------------------                                               -------
Stephen Levine, Chairman                                         Date

/s/ Marianne Sum                                                 4/22/99
----------------                                                 -------
Marianne Sum, President, CEO and Director                        Date

/s/ Ricki Pollycove                                              4/22/99
-------------------                                              -------
Ricki Pollycove, Director                                        Date